116

08001852

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lindsey Morden Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

FILE NO. 82- 05743 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 4/17/08

082-05743

~~CUNNINGHAM~~ LINDSEY GROUP INC.

Norden

ANNUAL INFORMATION FORM

AR/S
12-31-07

MARCH 27, 2008

TABLE OF CONTENTS

Page

PRESENTATION AND FORWARD-LOOKING STATEMENTS

References in this Annual Information Form ("AIF") to "Cunningham Lindsey", the "Company", "we", "us" and "our" refer to Cunningham Lindsey Group Inc. "CL Operations" refers to our 45% indirectly owned subsidiaries which comprise the sole operations of Cunningham Lindsey. Unless otherwise specified, all information contained in this AIF is as of December 31, 2007 and all dollar figures are in Canadian dollars.

Statements under the headings "General Development of our Business", "Narrative Description of our Business" and elsewhere in this AIF about our future plans, intentions, levels of activity, results, performance, goals, objectives or achievements or other future events constitute forward-looking statements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, the following risks: we have substantial debt; we are a holding company, and we may not have access to the cash that is needed to meet our financial obligations; we may be adversely affected by foreign currency fluctuations; and actual results could differ materially from critical accounting estimates. In addition, we have the following risks through our interest in CL Operations: stable weather conditions could have a material adverse effect on the business, financial condition and results of operations of CL Operations; general insurance market conditions could have a material adverse effect on the business, financial condition and results of operations of CL Operations; consolidation in the insurance industry could reduce the potential customers of CL Operations if claims adjusting activities are brought in-house;; the loss of key personnel could adversely affect the quality and profitability of CL Operations; CL Operations operate in a highly competitive environment; the loss of a key customer could have a material adverse effect on the business, financial condition and results of operations of CL Operations; CL Operations may be unable to collect accounts receivable; legal proceedings or lack of insurance coverage for legal claims could have a material adverse impact on the business, financial condition or results of operations of CL Operations; and the business of CL Operations is subject to various government regulations.

See "Narrative Description of the Business - Risk Factors" for a further discussion of these risks and uncertainties. CL Operations operates in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible to predict all such risks. We have no obligation and do not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

CORPORATE STRUCTURE

Incorporation

We were amalgamated under the *Canada Business Corporations Act* on January 1, 1981. On March 12, 1987, we re-organized our capital structure, acquired all the outstanding shares of Lindsey Morden Claim Services Limited (formerly Morden & Helwig Limited) and changed our corporate name to "Morden & Helwig Group Inc.". We became a public company in May 1987 after completing an initial public offering of our subordinate voting shares. On July 24, 1995, we changed our corporate name to "Lindsey Morden Group Inc./Groupe Lindsey Morden Inc". On April 13, 2006, we changed our name to "Cunningham Lindsey Group Inc./Groupe Cunningham Lindsey Inc." . On December 18, 2007, we amalgamated with our wholly-owned subsidiary Cunningham Lindsey Canada Limited and 6851207 Canada Limited, a wholly-owned subsidiary of Fairfax Financial Holdings Limited ("Fairfax"), with the effect that we became a wholly-owned subsidiary of Fairfax and our shares were delisted from the Toronto Stock Exchange. See "General Development of the Business – Going-Private and Stone Point Transactions".

Registered and Head Office

Our registered and head office is located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

CL Operations' Subsidiaries

Following the completion of the Stone Point Transaction described below on December 31, 2007, we have no subsidiaries. The principal subsidiaries of CL Operations and their respective jurisdictions of incorporation or continuance are listed in the chart below. As at December 31, 2007, there were no other subsidiaries whose total assets represented more than 10% of our consolidated assets or whose total revenue for the year then ended represented more than 10% of our consolidated revenue. All of CL Operations' remaining subsidiaries, in aggregate, represented less than 20% of our total consolidated assets or total consolidated revenue.

Name	Jurisdiction
Cunningham Lindsey Canada Claims Services Ltd. ("CL Canada")	Canada
Cunningham Lindsey U.S. Inc. ("CLUS")	Texas
Cunningham Lindsey Europe BV ("CL Europe")	Netherlands
Cunningham Lindsey United Kingdom ("CL United Kingdom")	England
Cunningham Lindsey International Limited ("CL International")	England

GENERAL DEVELOPMENT OF THE BUSINESS

We are a holding company. Our only operations are through our 45% interest CL Operations. CL Operations provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. CL Operations has a global network of more than 4,100 professionals, which is strategically located in 339 locations throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

In addition to providing loss adjusting services for traditional insurance claims, CL Operations deploys a wide variety of specialty units consisting of highly trained professionals equipped to handle complex and sophisticated claims. Beyond its core loss adjusting services, CL Operations provide engineering consultancy, risk management, risk surveys, environmental remediation, valuations and related services. CL Operations' catastrophe response involves rapidly deploying qualified staff when and wherever they are needed. CL Operations also provides claims appraisal training and education courses in the United States.

The following is a summary of the general development of our business and significant events during the last three completed financial years.

Going-Private and Stone Point Transactions

On October 30, 2007, we entered into a subscription agreement (the "Subscription Agreement") with our majority shareholder Fairfax Financial Holdings Limited ("Fairfax"), Trident IV. L.P. and certain affiliated entities, which are private equity funds managed by Stone Point Capital LLC (collectively "Stone Point"). Pursuant to the agreement, we agreed to sell all of our assets and liabilities to a newly-formed holding company ("Holdco"), with the exception of the liabilities associated with our $125.0 million 7% unsecured Series "B" debentures due June 16, 2008 (the "Public Bonds"), our $72.8 million unsecured term loan facility (the "Term Facility"), certain loans owing by us to Fairfax, and the United States TPA Business. As a condition precedent to the sale to Holdco (the "Stone Point Transaction"), Fairfax was required to acquire all of our shares that it did not already own.

On December 18, 2007, Fairfax acquired all of the outstanding shares of the Company that Fairfax or its affiliates did not already own, by way of an amalgamation of the Company, Cunningham Lindsey Canada Limited and 6851207 Canada Limited, a newly formed, wholly-owned subsidiary of Fairfax (the "Amalgamation"). Pursuant to the terms of the Amalgamation the following occurred: (i) each subordinate voting share not owned by Fairfax or its affiliates was exchanged for one redeemable preferred share of the amalgamated company, which was immediately redeemed for cash of $3.20, (ii) each subordinate voting share and multiple voting share held by Fairfax or its affiliates was exchanged for one common share of the amalgamated company, and (iii) each common share of 6851207 Canada Limited was exchanged for one common share of the amalgamated company. As a result of the foregoing, we became a wholly-owned subsidiary of Fairfax.

The Stone Point Transaction closed on December 31, 2007. As consideration for the sale, we received preference shares in Holdco, the assumption by Holdco of an intercompany payable of $7.5 million owed by us to one of our former subsidiaries, cash of $64.8 million and two promissory notes, each payable by Holdco, in the aggregate amount of $140.7 million (the "Holdco Note"). As part of the Stone Point Transaction, Fairfax purchased the United States TPA Business for nominal consideration on December 31, 2007.

Subsequent to the Amalgamation and as part of the Stone Point Transaction, Fairfax subscribed for $23.1 million in additional common shares of the Company and provided an additional $3.9 million in non-share capital contributions. The cash received by us from the Fairfax financing and the sale of our assets to Holdco was used to repay the Term Facility and to fund other current working capital obligations.

As a result of the Stone Point Transactions, Holdco is owned 51% by the Stone Point, 44.6% by us, and 4.4% by senior management of CL Operations.

In connection with the Stone Point Transaction, the shareholders of Holdco have entered into a shareholders' agreement which provides that if other financing is not available, Stone Point and Fairfax will be responsible 51% and 49% respectively, for the repayment or refinancing of the Public Bonds when they become due.

Acquisition of Barlow CCS

On October 16, 2006, CL Europe acquired Barlow CCS, a claims adjusting company in Spain. The acquired entity operates under the name Cunningham Lindsey Barlow S.L.

Acquisition of AXIS U.S.A.

On April 1, 2005, CL International acquired the net assets of AXIS USA, a high-end specialty adjusting company located in New York and Los Angeles providing claims adjusting, claims management, claims recovery, risk management and related services in the United States. The acquired entity operates as Cunningham Lindsey AXIS.

Sale of TES

On March 31, 2005, CL Operations sold Cunningham Lindsey TES B.V. ("TES"), a wholly-owned subsidiary of CL Europe. TES provided surveying and claims management services for the automotive sector, primarily in the Netherlands, Belgium and France. The sale provided a net realized gain of approximately $2.9 million.

NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

CL Operations has five principal operating subsidiaries that manage a worldwide network of 339 locations in multiple countries. CL Canada, CLUS and CL United Kingdom operate principally in Canada, the United States and the United Kingdom respectively. CL Europe carries on business principally in continental Europe, while CL International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. The locations are consolidated into local profit centres, which offer insurance claims services catered to their target markets.

The core business of CL Operations is managing claims for most major types of property and casualty insurance losses. CL Operations provide a wide range of independent insurance claims services to insurance and reinsurance companies, insurance syndicates, insurance brokers and organisations with significant risk retention worldwide. Each principal operating company provides loss-adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. As each company's market is different, the mix of claim types serviced and speciality services offered differs from company to company.

The professional claims adjusters of CL Operations have expertise in handling claims for a variety of losses, specialising in claims investigation, and evaluation and loss control. CL Operations employs and sub-contracts engineers and scientists in connection with its project management services and has access to a wide range of experts in various fields, with whom it has developed close working relationships, to provide additional services required in the claims adjusting process. When large weather events occur, CL Operations supplements its core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims. Compensation and benefits costs for its professionals are the most significant component of its cost of service, and changes to these expenses are correlated with increases and decreases in its revenue.

Demand for certain claims services are closely related to the occurrence of weather-related events, although a particular weather event may impact CL Operation's principal operating subsidiaries differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for operations in the United States, and result in a small number of large value claims of longer duration for the International operations.

Services

The core business of CL Operations is managing claims for most major types of property and casualty losses across a range of specialist disciplines. CL Operations has expertise in handling major losses, particularly where complex technical issues predominate.

Traditionally, CL Operations has focused on insurance claims adjusting which generally involves some or all of the following services:

Investigation — gathering and developing information necessary to determine the cause and origin of loss, including through field location analysis;

Loss minimization — limiting a loss through various proactive and preventative actions;

Evaluation — determining the extent and value of damage incurred and the coverage, liability and compensation of the parties involved;

Subrogation — negotiating with, and recovering funds from, third parties or insurers responsible for loss; and

Disposition — resolving the claim prior to litigation, whether by negotiation and settlement or by denial.

Although CL Operations derives a majority of its revenue from claims adjusting, CL Operations also offers a range of other services targeted to specific geographic markets that help reduce its reliance on weather-related events. These services include:

- claims management and administration services covering a full range of back office processes both directly for its principals and for its field force, ranging from call centres to cheque issuance to client supply chain management;

- project management services consisting of general contracting and specialist engineering and surveying services for events impacting air, land and water resources, including subsidence (earth movement) claims, mould remediation, emergency spill response, petroleum and chemical remediation and fisheries management;

- risk management and valuation services, including pre and post-construction surveying and luxury goods appraisal and valuation;

- specialty services, which include field activity and special investigations for claims relating to: personal and commercial property; automobile, truck and public transportation; business interruption; hospital, educational institution, municipal and professional liability; fidelity and surety; project managed subsidence; surveying services; cargo and inland marine; environmental and pollution liability; and engineering and construction; and

- appraisal training and education in the United States through Vale National Training Center, Inc.

Industry Conditions

Demand from property and casualty insurance companies for independent claims services is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. As well, claims for certain types of losses are becoming more complex and can involve increased negotiation and settlement time, which creates service opportunities for independent adjusters with specialized knowledge and experience. Increasingly, there are opportunities to provide services that are not weather-related, including project management, risk management and valuation services. Large weather-related events, such as hurricanes Katrina and Rita in 2005, and events such as the September 11, 2001 terrorist attacks, have a significant impact on the insurance market. Many insurers and reinsurers suffer declines in their capital and surpluses as a result of substantial claims losses and a reduction in the value of their portfolio investments. Insurance capacity can be reduced and premiums and deductibles may increase, resulting in a "hard market" which can decrease the number of claims generally, and therefore the outsourcing of claims. Additionally, there may be an increase in insurance pricing across certain lines of business and higher deductible amounts and greater risk retention by insureds. These types of market changes can impact the claims volumes for independent insurance adjusters. The hurricane events of Katrina and Rita have increased market insurance rates for property with wind exposure, but insurance rates for most other types of property and casualty exposure were declining during 2007.

Competition

Domestic and international claims services markets are highly competitive and are served by a large number of companies of varying size and scope of services. Large claims adjusting companies such as Crawford & Company, GAB Robins and McLarens Young International compete against CL Operations by providing claims adjusting services and claims and risk management services. Large insurance companies and insurance brokerage firms may from time to time also provide services such as claims administration and health and disability management, which compete with our claims and risk management services. As well, many smaller local and regional claims services firms compete in the principal markets of CL Operations, offering a narrower spectrum of claims services. As well, small firms may provide substitute services, such as cleaning companies and building contractors, who are used by insurers instead of a claims adjuster to obtain clean up and repair cost estimates. We believe that Crawford & Company and GAB Robins are the only competitors who compete against CL Operations on a worldwide basis.

The majority of property and casualty insurance companies maintain staffs of salaried adjusters, with field adjusters located in those areas in which the volume of claims justifies maintaining a salaried staff. An insurance company's decision to retain an independent insurance claims services firm and the selection of a particular firm typically depend on a number of factors including:

Geographic location – insurance companies are not always represented by a branch office in the region in which a claim has occurred.

Degree of complexity – certain types of insurance claims are complicated and require claims adjusters with specialized skills (for example, environmental claims, commercial property and liability claims and fraud claims).

Reputation – insurance companies may have strong relationships with certain regional offices having strong reputations.

Capacity constraints – for a variety of reasons, including an increase in claims resulting from bad weather or environmental disasters, insurance companies may, from time to time, experience shortages in qualified claims services personnel.

Outsourcing – some insurance companies have established policies for outsourcing to independent claims services firms a specified proportion of all claims or certain types of claims. Outsourcing decisions are generally based on cost efficiencies.

We believe that the quality of CL Operations' product offering, its technological sophistication and broad geographic presence provide CL Operations with a competitive advantage over smaller competitors. CL Operations seeks to differentiate itself from large claims adjusting companies by providing a broad range of claims services tailored to local markets. CL Operations compete by providing high quality, fairly priced products, and seek to maintain a diverse customer base, employing contract adjusters and modifying costs to respond to changing market conditions.

Seasonality

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. For example, hazardous road conditions or natural disasters can increase significantly the volume of reported insurance claims. Typically, CL Operations' revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. CL Operations seek to mitigate the seasonal demand for its services by offering such services in a number of different geographic regions and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

Customers and Geographic Markets

The five principal operating subsidiaries of CL Operations manage a worldwide network of locations in multiple countries. CL Canada, CLUS and CL United Kingdom operate principally in Canada, the United States and the United Kingdom, respectively. CL Europe carries on business principally in continental Europe while CL International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world.

The following chart illustrates the source of CL Operations' revenue from continuing operations by operating segment in 2007:

Operating Company	% of 2007 Revenue
United Kingdom	52.5%
United States	11.8%
Europe	12.3%
Canada	11.4%
International	12.0%

Customers are typically insurance and reinsurance companies, insurance syndicates, insurance brokers and organizations with significant risk retention. Contracts with these customers are entered into on a formal or informal basis, depending on the geographic market. When used, formal contracts are subject to renegotiation and renewal or termination on a periodic basis. CL Operations has one customer with a leading property and casualty insurer in the United Kingdom, which represented 15.9% of its consolidated revenue in 2007.

The claims adjusting revenue is derived from the billing of time of the professional employees at specified hourly rates, in the case of most commercial insurance claims, or by the billing of a flat fee per claim, in the case of most personal insurance claims. Other services are billed at either specified hourly rates, plus expenses, or on a flat fee basis depending on the nature and complexity of the services being provided.

Principal Operating Subsidiaries of CL Operations

Services are offered through five principal operating subsidiaries of CL Operations:

Cunningham Lindsey Canada Claims Services Ltd.

CL Canada is a national independent insurance loss adjusting and claims management company, which serves both self insured's and personal lines and commercial insurance underwriters. CL Canada also offers ENVIRONMENTAL SOLUTIONS® Remediation Services ("ESRS"), a full service team which responds to events impacting air, land and water resources, including mould remediation, petroleum remediation, emergency spill response, chemical remediation, habitat restoration, fisheries management and loss prevention. CL Canada operates a call centre in Hamilton, Ontario that provides its North American clients with after hours emergency claims response in Canada and catastrophe response and workers' compensation injury intake in the United States. CL Canada also offers pre and post-construction surveys for municipal infrastructure development projects.

CL Canada accounted for $53.4 million, or approximately 11.4%, of our consolidated revenue in 2007. CL Canada's main competition in Canada is from large adjusting firms such as Crawford & Company, CGI Adjusters and McLarens Brouer.

Cunningham Lindsey U.S. Inc.

CLUS' core service offering is traditional loss adjusting. CLUS services the U.S. independent claims adjusting market, including domestic property loss adjusting and services excess and surplus liability policies written out of the London insurance market. CLUS also has a Transportation Fleet Services and Marine business, which provides a service platform for the domestic trucking, global marine and transportation related industries.

CLUS had revenue of $55.6 million in 2007, representing approximately 11.8% of our consolidated revenue. CLUS competes with a number of larger national and international claims adjusting firms, such as Crawford & Company and GAB Robins, as well as smaller, regional based claims adjusting firms.

Cunningham Lindsey United Kingdom

CL United Kingdom's primary service offerings include: (i) Claims Management Services, which consists of all of CL United Kingdom's centralized back office claims management activity and which is the basis for all of its claims management outsource proposals, investigation services and liability services; (ii) Loss Adjusting Services, which provides all of CL United Kingdom's traditional loss adjusting services through a regional based office network dealing with a full range of property losses from desktop to major loss; and (iii) Project Management Services, which is a specialist engineering and surveying service primarily dealing with subsidence claims through a national network of customer service centres.

Other services provided by CL United Kingdom are a builder repair network undertaking domestic property repairs for UK property insurers, injury and rehabilitation management services through a joint venture Conversation Management and Internet claim notification and tracking capability.

In 2007, CL United Kingdom accounted for $246.2 million, or approximately 52.5% of our consolidated revenue. CL United Kingdom competes principally against large claims adjusting companies such as Crawford & Company, GAB Robins and Capita Insurance Services in the United Kingdom and insurers' own claims management resources.

Cunningham Lindsey Europe B.V.

CL Europe's core business is loss adjusting, providing focused claims service across a range of specialist disciplines to insurers, brokers, self-insureds and reinsurers. CL Europe has expertise in handling major complex losses which occur throughout Europe, with CL Europe's largest operations in the Netherlands, France, Belgium and Sweden. CL Europe also offers services such as valuations, risk management services, claim fund management and third party administration.

In 2007, CL Europe accounted for $57.5 million, or approximately 12.3% of our consolidated revenue. CL Europe's competition is from its international counterparts and smaller, local adjusters.

Cunningham Lindsey International Limited

CL International provides specialty claims adjusting services, with a focus on construction, power generation, oil and gas, petro-chemical and other heavy industrial processes. CL International operates from a number of offices, including offices in the Far East, Latin America, the Middle East and the United States, with each office reflecting local market opportunities but with common areas of strength through CL International's recognized specialties. The majority of CL International's customers are multinational insurance and reinsurance companies participating in the London insurance market.

CL International represented $56.4 million, or approximately 12.0% of our consolidated revenue for 2007. CL International's main competition comes from Crawford & Company, McLarens Young International and from specialty firms such as Axis International focusing on the London insurance market, as well as some emerging national companies in various countries.

Employees

As at the date hereof, we have no employees.

As at December 31, 2007, CL Operations had over 4,100 employees, including its staff of licensed claims adjusters or accredited appraisers. Claims adjusters are subject to various licensing requirements relating to insurance adjusting in the jurisdictions in which they operate. A licence is granted only after the successful completion of a specified level of education, training and industry experience.

Office Locations and Facilities

Our head office is located in Toronto, Ontario.

CL Canada's head office is located in Mississauga, Ontario, CLUS' head office is located in Dallas, Texas, CL United Kingdom's head office is located in Reading, UK, CL Europe's head office is located in Amsterdam, Netherlands and CL International's head office is located in London, England. CL Operations has 339 locations throughout Canada, the United States, continental Europe, the Far East, Latin America and the Middle East.

The distribution of CL Operations' locations and employees by operating segment as at December 31, 2007 is summarized in the table below:

Region	Number of Locations	Number of employees
Canada	78	446
United States	140	399
United Kingdom	29	2,306
International	59	626
Europe	33	389
Total	339	4,166

Risk Factors

An investment in our securities involves risk. You should carefully consider the following risk factors, as well as the other information contained in this AIF and our other publicly disclosed materials, before deciding whether to invest in our securities. Any of the following risks could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

__Our Risks__

We have substantial debt.

At December 31, 2007, we had net debt (defined as total long-term debt, bank indebtedness and other loans less cash) of $125 million.

As discussed under "Going-Private and Stone Point Transactions", we received as part of the Stone Point Transaction a 45% interest in Holdco and the Holdco Note, which is intended to support the repayment of the Public Bonds. We also have a covenant in a shareholders' agreement among Holdco shareholders, which provides that if other financing is not available, Stone Point and Fairfax will be responsible 51% and 49% respectively, for the repayment or refinancing of the Public Bonds when they become due.

If Holdco were to default on the repayment of the Holdco Note and Stone Point and Fairfax did not meet their covenant to repay the Public Bonds, we would not have access to the cash needed to repay the Public Bonds when they become due on June 16, 2008.

We are a holding company and we may not have access to the cash that is needed to meet our financial obligations.

Our primary assets are the Holdco Note and our 45% interest in Holdco. Our ability to meet our financial obligations is dependent primarily upon dividend, interest or principal payments from Holdco. Payments by Holdco may be subject to limitations, including contractual restrictions, the earnings of its subsidiaries and various business and other considerations.

We may be adversely affected by foreign currency fluctuations.

Our only operations are through are ownership of CL Operations, which carries on a substantial portion of its business in the United Kingdom, the United States, Europe, Latin America and Asia and is exposed to foreign exchange fluctuations from its net investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results when expressed in Canadian dollars.

Actual results could differ materially from critical accounting estimates.

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. We make significant assumptions in our determination of a number of assets and liabilities including, claims in process, goodwill, deferred revenue and future tax assets. Actual results could differ materially from our estimates.

Risks Associated with CL Operations

Stable weather conditions could have a material adverse effect on the business, financial condition and results of operations of CL Operations.

The volume of property claim assignments referred to CL Operations (and therefore its revenue) fluctuates according to the frequency of weather-related events. A reduction of claims referred to CL Operations due to stable weather conditions could have a material adverse effect on the business, financial condition and results of operations of CL Operations.

The loss of a key customer of CL Operations could have a material adverse effect on its business, financial condition and results of operations of CL Operations.

CL United Kingdom has one client that accounted for 15.9% of the consolidated revenue from continuing operations of CL Operations in 2007. There can be no assurance that this customer, or any other customers, will continue to use the services of CL Operations and the loss of a key customer could have a material adverse effect on the business, financial condition and results of operations of CL Operations.

Consolidation in the insurance industry could reduce potential customers of CL Operations if claims adjusting activities are brought in-house.

CL Operations depends on insurance companies for a significant amount of its revenue and a degree of diversity in its customer base. The majority of property and casualty insurance companies maintain their own staff of salaried adjusters. These companies may expand their ability to handle these claims internally and may look to replace specialized adjusting services with non-specialized substitute services. Such an expansion or replacement could reduce their need for claims adjusters and have a material adverse effect on the business, financial condition and results of operations of CL Operations.

CL Operations operates in a highly competitive environment.

Domestic and international claims services markets are highly competitive. There can be no assurance that CL Operations will be able to continue to compete against other large claims adjusting companies, some of which are larger than CL Operations in terms of annual revenue and total assets and are financially stronger. There can also be no assurance that CL Operations will be able to match pricing of smaller local or regional adjusting companies or offer services that compete with entities providing substitute services. A decrease in the number of claims handled or fees charged due to competition with other claims adjusting companies or service providers could have a material adverse effect on the business, financial condition and results of operations of CL Operations.

The loss of key personnel could adversely affect the quality and profitability of CL Operations.

As part of CL Operations' decentralized operating strategy, it depends on strong, experienced senior management at each of its principal subsidiaries. The success of CL Operations depends on its ability to retain the services of its existing key senior management personnel and to attract and retain additional qualified key personnel. The loss of the services of key senior management, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of CL Operations.

General insurance market conditions could have a material adverse effect on the business, financial condition and results of operations of CL Operations.

Claims-related activity is a function of the property and casualty insurance cycle with claims activity rising in "soft" markets and falling in "hard" markets. These cycles require CL Operations to quickly adjust expenses in order to maintain profitability. If CL Operations is unable to adjust to this cycle in a timely manner, it could have a material adverse effect on the business, financial condition and results of operations of CL Operations.

CL Operations may be unable to collect accounts receivable.

Over the past several years, certain insurance companies have experienced investment and underwriting losses that have reduced the financial strength of these companies and in some cases have led to their insolvency. As a result, CL Operations closely monitors accounts receivable and claims in process. There can be no assurance that one or more of its key customers will not experience financial distress that could have a material adverse effect on the business, financial condition and results of operations of CL Operations.

Legal proceedings or lack of insurance coverage for legal claims could have a material adverse impact on our business, financial condition, liquidity or results of operations.

From time to time in the normal course of our business, CL Operations is involved in litigation or other legal proceedings relating to claims arising out of its operations. The results of these matters cannot be predicted with certainty. CL Operations may determine that it is necessary or desirable to settle one or more of these claims on terms that are adverse to it or one or more of these matters may be determined adversely to the interests of CL Operations and a substantial judgment may be awarded against it. Such lawsuits or damage claims, if they were to occur, or the unsuccessful recovery of related insurance coverage, could have a material adverse impact on the business, financial condition and results of operations of CL Operations.

CL Operations is subject to various government regulations.

CL Operations is subject to the laws and regulations of the jurisdictions in which it carries on business and to government initiatives in those jurisdictions. There is no assurance that regulation applying to CL Operations will not change in a manner adverse to its business. Changes in legislation relating to the insurance industry as a whole may also impact the demand for its services if such changes result in a reduction in the number of insurance claims or a change in the way insurance companies process claims. There can be no assurance that changes to laws and regulations governing the insurance industry will not have a material adverse effect on the business, financial condition and results of operations of CL Operations.

DESCRIPTION OF SHARE CAPITAL

Authorized and Issued Share Capital

Our authorized share capital consists of an unlimited number of redeemable preferred shares and an unlimited number of common shares. At the date of this AIF, no redeemable preferred shares and 29,564,681 common shares were outstanding. As a result of the Amalgamation, our previously issued and outstanding subordinate voting shares were de-listed from the Toronto Stock Exchange as of the close of business on December 19, 2007. Our common shares are not traded or quoted on a marketplace.

The following is a summary of the principal attributes of our share capital.

Redeemable Preferred Shares

Pursuant to the terms of the Amalgamation, each redeemable preferred share that was issued pursuant to the Amalgamation was immediately redeemed for a cash payment of $3.20 per share (the "Redemption Amount"). Since we deposited with our depositary, CIBC Mellon Trust Company, the Redemption Amount for all outstanding redeemable preferred shares prior to the time of redemption, we have been fully and completely discharged from any further obligations with respect to payment of the Redemption Amount and the rights of such holders is limited to receiving the aggregate Redemption Amount payable to them.

Common Shares

Voting Rights

Holders of common shares are entitled to vote at all our meetings of shareholders and are entitled to one vote for each common share held.

Dividends

Holders of our common shares are entitled to receive dividends, as and when declared by our board of directions, in such amounts and payable in such manner as the board of directors may determine from time to time.

Rights on Dissolution

In the event of our liquidation, dissolution or winding up, the holders of our common shares will be entitled, after payment of any unpaid Redemption Amount, share for share, to participate equally on a pro rata basis, without preference or distinction, in all of our assets remaining after payment of all of our liabilities.

DIVIDENDS

Our Board of Directors regularly reviews our ability to pay dividends. The Board has not declared any dividends in the past three financial years and has no current intention to do so.

RATINGS

Standard & Poor's Rating Services ("S&P") has issued a B-/Stable rating for our Public Bonds. According to S&P, issue credit ratings are based in varying degrees on (i) the likelihood of payment, that is, the capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation, (ii) the nature of and provisions of the obligation, and (iii) the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. An obligation rated 'B' is more vulnerable to non-payment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. S&P cites the primary reason for the stable outlook as the support from Stone Point and Fairfax to be responsible for the repayment or refinancing of our Public Bonds when they become due if other financing is not available.

Our Public Bonds are rated CCC by Dominion Bond Rating Service Limited ("DBRS"). DBRS has placed its rating under review with positive implications. According to DBRS, its long-term debt rating scale is meant to give an indication of the risk that a borrower will not fulfil its full obligations in a timely manner, with respect to both interest and principal commitments and every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

The B rating is the seventh of ten rating categories published by DBRS. Each rating category, other than the highest and lowest, is denoted by the subcategories "high" and "low". Under DBRS' ratings system, long-term debt rated CCC is considered highly speculative and there is a reasonably high level of uncertainty as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economic recession or industry adversity. DBRS cites as our strengths: (i) good diversification; (ii) global claims management capabilities; (iii) focus on profitability over growth; and (iv) sponsorship by Fairfax and Stone Point. DBRS cites as our challenges: (i) excessive debt levels; (ii) earnings volatility; (iii) negative industry trends; and (iv) the need to develop niche strategies.

A security rating accorded to our debt by the rating agencies is not a recommendation to purchase, hold or sell any debt in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this disclosure.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors, executive officers or principal shareholders, nor any of their associates or affiliates has had any direct or indirect material interest in any transaction since January 1, 2005 that has materially affected or will materially affect the Company, except as disclosed below or elsewhere in this AIF. See in particular "General Development of the Business – Going-Private and Stone Point Transactions".

Prior to its repayment, Fairfax had committed to provide financing as necessary for us to meet our liabilities as and when they were due under an unsecured term loan facility, but only to the extent that money was not otherwise available to us to meet such liabilities. This facility was repaid in full in connection with the Stone Point Transaction and this financial support has terminated.

In 2006, we borrowed $4.0 million from Fairfax and in 2007 we borrowed an additional $6.6 million (total $10.6 million) from Fairfax. Proceeds of the loans were principally used for operating purposes. In connection with the Stone Point Transaction, all loans owing to Fairfax were repaid in full.

We had a management services agreement with Fairfax pursuant to which Fairfax provided us with specified management services in consideration for an annual management fee. The management services agreement was cancelled in connection with the Stone Point Transaction. During each of 2007, 2006 and 2005, we paid $0.3 million to Fairfax in respect of management fees under that service agreement.

Through December 30, 2007, Fairfax owned more than 75% of the total number of all of our outstanding shares, which allowed them to include our former United Kingdom subsidiaries in their group tax return filings in the United Kingdom. In 2006 and 2005, we made tax instalment payments totalling $1.9 million and $4.1 million, respectively to Fairfax. In 2007, we paid further tax instalments of $5.3 million to Fairfax, $4.8 million related to 2006 and $0.5 million related to 2005. The tax instalment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

Revenue earned primarily from claims adjusting and claims management services rendered to companies under Fairfax's control in the normal course of business in 2007, 2006 and 2005 was $13.3 million, $12.8 million and $7.9 million, respectively. Amounts charged in the normal course of business to companies under Fairfax's control for information and technology services provided in 2007, 2006 and 2005 were $nil, $nil and $0.3 million, respectively. Amounts charged in the normal course of business to companies under Fairfax's control for rent in 2007, 2006 and 2005 were $nil, $0.2 million and $0.2 million, respectively.

Costs incurred for information and technology services provided in the normal course of business by companies under Fairfax's control in 2007, 2006 and 2005 were $0.6 million, $0.6 million and $0.7 million, respectively. Costs incurred for taxation services provided in the normal course of business by companies under Fairfax's control in 2007, 2006 and 2005 were $0.2 million, $0.1 million and $0.1 million, respectively. Costs incurred for file storage and destruction services provided in the normal course of business by companies under Fairfax's control in 2007, 2006 and 2005 were $0.1 million, $0.1 million and $nil, respectively.

In 2007, 2006 and 2005, we paid $nil, $nil and $1.2 million, respectively, to Fairfax for participation in an insurance program arranged by Fairfax with third party carriers for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage, and for excess fiduciary and bond coverage.

DIRECTORS AND EXECUTIVE OFFICERS

The following is a list of our directors and executive officers as at March 27, 2008. Each director holds office for one year or until a successor is elected or appointed. Executive officers serve at the pleasure of the Board.

Jan Christiansen
Barrington, Illinois, U.S.A.

- Director Since 2004
- Share Ownership in the Company: nil; Fairfax: nil
- Non-Independent

Mr. Christiansen is a Director and the President and Chief Executive Officer of the Company. As of December 31, 2007, his principal occupation is President and Chief Executive Officer of Holdco. Prior to his position with the Company, Mr. Christiansen was an independent consultant and prior to November 2002 was Executive Vice President and Chief Financial Officer of USF Worldwide, Inc., a freight forwarding company.

Anthony F. Griffiths [1]
Toronto, Ontario, Canada

- Director Since 1989; Chair of the Board and Member of the Audit Committee
- Share Ownership in the Company: nil; Fairfax: 13,000 subordinate voting shares
- Independent

Mr. Griffiths is a Corporate Director and Independent Consultant. Mr. Griffiths is a director and audit committee member of Fairfax. He is also a director and audit committee member of Northbridge Financial Corporation, Odyssey Re Holdings Corp., Crum and Forster Holdings Corp., all Fairfax subsidiaries. Mr. Griffiths is Chairman of Russel Metals Inc. and Novadaq Technologies Inc., a director and audit committee member of Novadaq, Jaguar Mining Inc. and PreMD Inc. and a director of Vitran Corporation Inc.

Paul L. Murray
Toronto, Ontario, Canada

- Director Since 2005; Member of the Audit and Compensation Committees
- Share Ownership in the Company: nil; Fairfax: 80,000[2] subordinate voting shares
- Independent

Mr. Murray is President of Pinesmoke Investments Ltd., a private investment company. Mr. Murray is a director and chair of the audit committee of Fairfax and a director and audit committee member of Crum & Forster Holdings Corp., a Fairfax subsidiary.

Eric P. Salsberg
Toronto, Ontario, Canada

- Director Since 2002 [3]
- Share Ownership in the Company: nil; Fairfax: 85,589[3] subordinate voting shares
- Non-Independent

Mr. Salsberg is Vice President, Corporate Affairs of Fairfax. Mr. Salsberg is a director of Crum & Forster Holdings Corp., a Fairfax subsidiary. He is also a director of Duncan Park Holding Corporation and Bricol Capital Corp.

V. Prem Watsa
Toronto, Ontario, Canada

- Director Since 1987
- Share Ownership in the Company: nil; Fairfax: 1,548,000 multiple voting shares and 309,254 subordinate voting shares [4]
- Non-Independent

Mr. Watsa is the Chairman and Chief Executive Officer of Fairfax. Mr. Watsa is the Chairman of Northbridge Financial Corporation, Odyssey Re Holdings Corp. and Crum & Forster Holdings Corp., all subsidiaries of Fairfax.

Robert S. Weiss
Toronto, Ontario, Canada

- Director Since 2006; Chair of the Audit Committee

- Share Ownership in the Company: nil; Fairfax: 810 subordinate voting shares
- Independent

Mr. Weiss is a Corporate Director. Mr. Weiss is a chartered accountant who was Managing Partner-Ontario for Arthur Andersen & Co., Canada, a major accounting firm, from 1995 until his retirement in 2000. From 1974 to 1995, he held various positions with Arthur Andersen. Mr. Weiss is currently a director of, and the audit committee chair for, Gennum Corporation, Gluskin Sheff + Associates Inc. and Northbridge Financial Corporation (a subsidiary of Fairfax).

Stephen Cottrell
Crystal Lake, Illinois, U.S.A.
-Vice President and Chief Financial Officer of the Company

From June, 2002 to September 2005, Stephen Cottrell was Director of Corporate Expense Management and Budgeting at AON Insurance and prior thereto held a number of senior accounting and operational positions with Sears Roebuck & Co. (a diversified retail merchandising company).

Notes:

(1) Anthony F. Griffiths was previously a director of Brazilian Resources Inc. which was subject to an insider cease trade order issued by the Ontario Securities Commission in June 2001 due to the late filing of financial statements. All required documents were filed by Brazilian Resources Inc. in July 2001 and the cease trade order was rescinded. Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the *Companies' Creditors Arrangement Act* (Canada) ("CCAA"). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was formerly a director of Slater Steel Inc. which, under the protection of the CCAA commencing in 2003, operated in an orderly wind-down.

(2) Mr. Murray controls Pinesmoke Investments Ltd., which owns 80,000 subordinate voting shares of Fairfax.

(3) Mr. Salsberg previously was a director of the Company from 1987 to December 2001. Mr. Salsberg's spouse beneficially owns 4,230 subordinate voting shares of Fairfax.

(4) Mr. Watsa controls The Sixty Two Investment Company Limited ("Sixty Two"), which owns 50,620 subordinate voting shares and 1,548,000 multiple voting shares of Fairfax, and himself beneficially owns an additional 256,534 subordinate voting shares and exercises control or direction over an additional 2,100 subordinate voting shares.

AUDIT COMMITTEE

Our Audit Committee is composed of three directors, Robert S. Weiss (Chair), Anthony F. Griffiths and Paul L. Murray. Each of the Audit Committee members is an independent director who meets the additional independence criteria that apply to Audit Committee members under Canadian securities laws. In accordance with applicable securities laws, each of the members of the Audit Committee is "financially literate" and has the ability to perform his responsibilities as an Audit Committee member. The relevant education and/or experience of the Audit Committee members is summarized below:

- Mr. Weiss (Chair) — Mr. Weiss is a chartered accountant who was Managing Partner-Ontario for Arthur Andersen & Co., Canada, a major accounting firm, from 1995 until his retirement in 2000. From 1974 to 1995, he held various positions with Arthur Andersen. Mr. Weiss is currently a director of, and the audit committee chair for, Gennum Corporation, Gluskin Sheff & Associates Inc. and Northbridge Financial Corporation.

- Mr. Griffiths — Mr. Griffiths has extensive experience as an audit committee and board member of a number of public companies as outlined under "Directors and Executive Officers". Mr. Griffiths has fifty years' experience in operating a wide variety of manufacturing and service companies and has served as chief operating officer and chief executive officer of a number of public companies, where he supervised functional management including chief financial officers.

- Mr. Murray — Mr. Murray is a chartered accountant and has been the President of Pinesmoke Investments, a private investment company, since before 2000. Previously, Mr. Murray served as Chief Financial Officer and Chief Executive Officer of Donlee Manufacturing Industries (an auto parts manufacturer) and Vice President and Treasurer of Redpath Industries (a sugar refiner). Mr. Murray is currently a director of, and the audit committee chair for Fairfax Financial Holdings Limited.

The Board of Directors has adopted a formal charter, which outlines the responsibilities of the Audit Committee. The text of our Audit Committee Charter is available at Appendix A of this AIF.

Our Audit Committee has adopted policies and procedures (the "Policies") for the pre-approval of services performed for our subsidiaries and us by our external auditors, the objective of which is to support the independence of our external auditors. The Policies require the Audit Committee to pre-approve the following: audit services (all engagements provided by our external auditors as well as all engagements provided by any other registered public accounting firm); and audit-related, tax and other non-audit services (all engagements provided by our external auditors). The Policies also enumerate pre-approved services including specific audit, audit-related, tax and other non-audit services that are consistent with the independence requirements of Canadian independence standards for auditors and applicable legal requirements.

The Audit Committee reviews the Policies on at least an annual basis. The Chair of the Audit Committee may grant ad hoc approvals for tax advisory services on behalf of the Committee, provided that any approvals are reported to the full Committee at its next scheduled meeting. The Policies do not delegate any of the Audit Committee's responsibilities to management.

External Auditor Service Fees

The following chart summarizes fees paid to our external auditors for services they have rendered to us in the two most recently completed financial years.

For fiscal years ($millions)	2007	2006
Audit fees	1.5	1.8
Audit-related fees	-	0.1
Tax fees	-	—
All other fees	-	—
Total	**1.5**	**1.9**

Audit fees generally relate to audit services associated with periodic reports, offering documents and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings. Audit-related fees are for accounting consultations and other services related to our financial statements, but not considered part of the audit. Tax fees are for tax services outside of the audit scope comprised of consultations for transfer pricing and other international tax matters, capital tax and assistance with the preparation of corporate tax returns. All other fees are for other non-audit services including consultations related to the design and implementation of internal accounting controls.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned in Canadian dollars during each of the last three fiscal years by our named executive officers. All amounts were paid in US dollars and have been converted into Canadian dollars at the prevailing exchange rate.

		Annual Compensation			
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	All Other Compensation ($) (2)
Jan Christiansen	2007	367,308	198,503	640,000	7,088
President & Chief	2006	357,273	198,485	—	9,931
Executive Officer	2005	339,393	242,280	—	5,711
Stephen Cottrell (3)	2007	182,580	68,058	112,000	7,088
Vice President,	2006	181,472	68,052	—	1,815
Chief Financial Officer	2005	64,857	44,216	—	—

Notes:

(1) Mr. Christiansen and Mr. Cottrell were paid $640,000 and $112,000 respectively as part of the Stone Point Transaction. Other annual compensation for 2006 and 2005 is less than $50,000 and 10% of the total annual salary and bonus of each named executive officer.

(2) All other compensation consists of corporate contributions to a defined contribution pension plan.

(3) Stephen Cottrell commenced employment with us in September 2005 and received a signing bonus of U.S.$10,000 in 2005 (the income is included under "Bonus").

Employment and Post-Employment Arrangements

Each of our named executive officers (i) is paid a base monthly salary, calculated based on annual salaries for Mr. Christiansen and Mr. Cottrell of U.S.$342,000 and U.S.$170,000, respectively, and (iii) is eligible to receive an annual incentive cash bonus and to participate in our equity compensation plans in place from time to time. Each also receives a car allowance, non-pension and pension benefits, 4 weeks paid vacation and reimbursement of professional dues. Fairfax and Stone Point have agreed that the salaries and any bonuses of our two officers will be paid by Holdco after December 31, 2007.

In addition to the foregoing, Stephen Cottrell has an employment agreement which, provides that, upon termination other than for cause, he will be entitled to severance payments at his then current base salary (less applicable and authorized deductions) to be paid in equal installments over a 12 month period, together with any accrued bonuses and a car allowance of US$800 per month and certain medical, dental and life insurance benefits during the period. The employment agreement also contains covenants not to compete with the Company and not to interfere with the Company's employment relationships or solicit the business of specified customers of the Company for certain periods following employment.

Composition of the Compensation Committee
During 2007, the Compensation Committee was comprised of Christopher Sporborg (Chair), Michael Langdon and Anthony Griffiths. In connection with the Amalgamation, the size of the Company's Board of Directors was reduced from seven to five and only an Audit Committee has been maintained. As a result, the Board of Directors performs the functions of the previous Compensation Committee.

Equity Compensation Plan
In 2001, we implemented the Cunningham Lindsey Group Inc. Equity Plan. Participants were senior officers of the Company and its subsidiaries. No awards were made under the plan in 2007. For U.S. participants, the plan operated as a restricted share plan under which participants received subordinate voting shares of the Company after stipulated vesting periods. For non-US participants, the plan operated as nearly as possible like a restricted share plan but, in light of differences in applicable tax law, was structured to provide awards of options. Restricted share awards and option grants were made in respect of outstanding subordinate voting shares held by an affiliate of the Company in order that awards and grants did not dilute the interests of other shareholders. All participants exercised their awards prior to the Amalgamation and received subordinate voting shares.

Components of Executive Compensation
The Compensation Committee assessed executive officer compensation in light of the Company's performance and relative shareholder return, the compensation paid to senior management in comparable organizations, the competitive marketplace for persons with similar skills and attributes, the compensation paid to senior management in prior years, and the Compensation Committee's assessment of senior management's current and expected contribution to the Company's success.

Executive officers received an annual base salary and were eligible to receive an annual incentive cash bonus and long-term compensation awards under our equity compensation plans. Since grants under our equity compensation plan were made on an infrequent basis, the compensation of our executive officers in any year has historically been heavily weighted toward salaries and annual cash bonuses. Excluding pension plan participation, that weighting was 100% in 2007 as no awards were made under our equity compensation plan in the year.

In awarding bonuses or other non-salary compensation for a given year, the Compensation Committee also considered our financial performance during that year, the extent by which that performance met predetermined goals of profitability and cash flow, if any, and the individual's performance in the year in his or her area of responsibility, with no specific weight being attached to any particular measure.

Benchmark
The President and Chief Executive Officer's salary was set in 2005 with reference to a report of compensation consultants completed in 2002 that provided a competitive compensation review for the President and Chief Executive Officer position for the Company and each of our principal subsidiaries having regard to similarly sized companies in the financial services and insurance industry in relevant market(s). The report was completed at the request of management, although Compensation Committee members at the time had full access to the report's authors. The same report, together with a report by the President and Chief Executive Officer, was used to determine the salary of the other named executive officers. Although meaningful direct comparisons are limited by the small number of companies engaged in businesses like ours, the Compensation Committee generally referenced total compensation (salary and bonus) at the 50th percentile of the report's comparative group, adjusted for estimated increases since the report was issued.

President and Chief Executive Officer
The Compensation Committee met *in camera* to discuss the base salary, annual incentives and other compensation awarded to our President and Chief Executive Officer in respect of 2007 compensation. The Compensation Committee approved a bonus of U.S.$175,000 in respect of fiscal year 2006. Any bonus to our President and Chief Executive Officer in respect of 2007 will be determined by the board of directors of Holdco and payable by Holdco.

Other Executive Officers
Prior to the Amalgamation, the Compensation Committee reviewed the compensation of each of the executive officers other than the Chief Executive Officer and President through a process consistent with that followed in establishing the compensation of the Chief Executive Officer and President; although base salaries reflected the

local cost of living and market standards. In general, if a subsidiary had available cash, it distributed up to a certain percentage of its profits before tax and bonus as incentive compensation according to allocations established by local management.

Compensation of Directors
Our independent directors receive director fees, comprised of an annual retainer of $15,000 plus $1,000 for each board or committee meeting attended. The Chair of the Audit Committee receives an additional annual retainer of $8,000. Directors who are also employees or officers of the Company or Fairfax receive no such remuneration for acting as a director of the Company. Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.

Report presented by the Board of Directors

LEGAL PROCEEDINGS

In the normal course of business, we may become involved in various claims and legal proceedings. We are not currently aware of any pending or threatened material legal proceedings or regulatory actions.

AUDITORS

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Royal Trust Tower, Suite 3000, Toronto Dominion Centre, Toronto, Ontario. They have prepared an independent auditors' report dated February 27, 2008 in respect of our consolidated financial statements with accompanying notes as at and for the years ended December 31, 2007 and 2006. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

MATERIAL CONTRACTS

Except as described below, we have not entered into any material contracts during 2007 or from January 1, 2002 to December 31, 2006 that are still in effect, other than contracts entered into in the ordinary course of our business.

1. Subscription Agreement dated as of October 30, 2007 among Stone Point, the Company and Fairfax. See "Summary of the Subscription Agreement" in the Company's management proxy circular dated November 14, 2007 for a description of the Subscription Agreement. A copy of the Subscription Agreement and the management proxy circular is available on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information about us is available on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com. Additional financial information is provided in our consolidated comparative financial statements for the years ended December 31, 2007 and 2006 and management's discussion and analysis, which form part of our 2007 Annual Report.

Copies of this AIF as well as copies of our 2007 Annual Report may be obtained upon request from our Corporate Secretary at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

APPENDIX A

AUDIT COMMITTEE CHARTER

PURPOSE

The Corporation's Board of Directors (the "Board") has established the Audit Committee to assist the Board in fulfilling its oversight responsibilities in relation to:

- the integrity of the Corporation's financial statements and information provided to shareholders and others;
- the Corporation's compliance with legal and regulatory requirements;
- the qualifications and independence of the Corporation's external auditor;
- the design, implementation and evaluation of internal controls and disclosure controls;
- the performance of the Corporation's internal audit function and external auditor; and
- any additional matters delegated to the Audit Committee by the Board.

MEMBERS

Composition

The Board must appoint a minimum of three and a maximum of five directors to be members of the Audit Committee. The members of the Audit Committee will be selected by the Board on the recommendation of the Corporate Governance and Nominating Committee on an annual basis. At least twenty-five percent of the members of the Audit Committee must be residents of Canada (so long as this is required under applicable law).

Qualifications

All of the members of the Audit Committee must (a) meet the qualifications to act as a director of the Corporation, (b) meet the independence requirements, and (c) be financially literate, in each case in accordance with applicable laws and the binding rules and regulations of any stock exchange regulations on which the securities of the Corporation are listed, except as otherwise provided for therein.

Financially literate means the ability to read and understand a set of financial statements (including the Corporation's financial statements) and the accounting principles, internal controls and procedures for financial reporting applied with respect to such statements, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Members of the Audit Committee (i) may not accept any consulting, advisory, or other compensatory fee from the Corporation, any of its subsidiaries or the parent of the Corporation exceeding $75,000 annually, other than director and committee fees, directors' compensation through equity-based compensation plans and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and (ii) may not be an affiliated entity (within the meaning of applicable law or regulations) of the Corporation or any of its subsidiaries.

Removal or Resignation

Any member of the Audit Committee may be removed and replaced at any time by the Board. A member will automatically cease to be a member of the Audit Committee as soon as the member ceases to meet the qualifications set forth above. Members have a duty to immediately notify the Chair of the Board if he or she ceases to meet the qualifications set forth above for any reason.

Vacancies

The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

STRUCTURE AND OPERATION

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

The Audit Committee shall meet as frequently as is necessary, but not less than four times a year. A quorum at any meeting of the Audit Committee shall be two members and meetings must be constituted so that resident Canadian requirements of the *Canada Business Corporations Act* are met. The affirmative vote of a majority of the members of the Audit Committee participating in any meeting of the Audit Committee is necessary for the adoption of any resolution of the Audit Committee. In the event of a tie, the Chair of the Audit Committee will have the deciding vote.

The Audit Committee Chair, in consultation with the Chair of the Board, shall set the agenda for each meeting of the Audit Committee. The agenda for each meeting will afford an opportunity for the members to meet separately, without management.

DUTIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties delegated to the Audit Committee by the Board.

Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will directly oversee and be responsible for the Corporation's relationship with each auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation. Specifically, the Audit Committee will:

- select, evaluate and recommend to the Board the auditor to be proposed for appointment or reappointment, as the case may be, by the Corporation's shareholders;
- review and approve the auditor's engagement letter;
- after seeking and taking into account the opinions of senior management and the officer in charge of internal audit, review the independence, experience, qualifications and performance of the auditor, including the lead audit partner, in recommending its appointment or reappointment, including considering whether the auditor's quality controls are adequate and the auditor's provision of any permitted non-audit services is compatible with maintaining its independence;
- resolve any disagreements between management and the auditor regarding financial reporting;
- at least annually, discuss with the independent auditor its internal independence and quality control procedures and any material issues raised by the most recent peer review;
- review and make recommendations to the Board regarding the auditor's fee and the terms of the auditor's engagement. In reviewing the auditor's fee, the Audit Committee should consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the

internal controls of the Corporation, the size, complexity and financial condition of the Corporation and the extent of internal audit and other support to be provided to the auditor by the Corporation; and

- where appropriate, terminate the auditor.

Confirmation of the Auditor's Independence

At least annually, and before the auditor issues its report on the annual financial statements, the Audit Committee will:

- obtain from the auditor a formal, written statement describing all relationships between the auditor and the Corporation and its affiliates to ensure that the external auditor maintains an appropriate independent relationship with the Corporation;
- discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence;
- obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants; and
- confirm that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team.

Pre-Approval of Non-Audit Services

The Audit Committee will pre-approve any non-audit service to be provided to the Corporation or any of its subsidiaries by the Corporation's auditors or the auditors of any of the Corporation's subsidiaries, provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. The Audit Committee will establish a written policy for the pre-approval of all non-audit services to be provided to the Corporation and its subsidiaries by the auditor and will review the policy on an annual basis. In addition, the Audit Committee may delegate to one or more of its members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

Communications with the Auditor

The Audit Committee has the authority to communicate directly with and receive reports from the auditor without management present and will meet privately with the auditor periodically and as frequently as the Audit Committee feels is appropriate to fulfil its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor, such as:

- planning and staffing of the audit;
- any material written communications between the auditor and management, such as any management letter or schedule of unadjusted differences;
- whether or not the auditor is satisfied with the quality and effectiveness of financial reporting procedures and systems;
- the extent to which the auditor is satisfied with the nature and scope of its examination;
- whether or not the auditor has received the full co-operation of senior management and other employees of the Corporation, including any restrictions imposed by management or significant disagreements;

- the auditor's opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and
- the items required to be communicated to the Audit Committee under generally accepted auditing standards applicable to the Corporation.

Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Audit Committee will ensure that the audit plan is appropriate, risk based and that it addresses any significant areas of concern identified by the auditor, the Audit Committee or the Corporation. The Audit Committee will review a summary of the auditor's audit plan for each audit.

Review of Financial Statements and Accounting Policies

The Audit Committee will review and discuss with management and the auditor the annual audited financial statements, together with the auditor's report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with management and the auditor prior to Board approval:

- management's discussion and analysis relating to the annual audited financial statements and interim financial statements;
- any reconciliation of the Corporation's financial statements, to the extent possible;
- any changes in generally accepted accounting principles; the presentation and impact of significant risks and uncertainties that could adversely affect the Corporation; and the Audit Committee's assessment of key management estimates, assumptions and judgments, in each case that are material to the financial information disclosed by the Corporation;
- all critical accounting policies and practices to be used by the Corporation;
- all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor; and
- review all issues and statements related to a change of the auditor and the steps planned by management for an orderly transition.

The Audit Committee will also engage the auditor to review the interim financial statements and any reconciliation of the Corporation's financial statements prior to the Audit Committee's review of such financial statements or reconciliation.

The Audit Committee will also periodically meet, in camera alone, and meet separately with management and with the external auditors.

Review of Other Financial Information

The Audit Committee will:

- review earnings press releases and other press releases containing financial information based on the Corporation's financial statements prior to their release, as well as financial information provided to analysts and rating agencies. The Audit Committee will also review the use of "pro forma", "adjusted" and all other non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;
- review all other financial statements of the Corporation that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities;

- review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements; and
- review disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in the Corporation's internal control over financial reporting.

Relations with Senior Management

Audit Committee members will meet privately with senior management periodically and as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, and to discuss any areas that are of concern to the Audit Committee or senior management.

Oversight of Internal Controls and Disclosure Controls

The Audit Committee will:

- review with senior management the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material control deficiencies;
- periodically review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed in an accurate and timely manner;
- ensure the quality, timeliness and accuracy of all public disclosure of financial information of the Corporation and ensure that it is complete, fairly represents material information and complies will all applicable laws or stock exchange rules; and
- ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the financial statements and periodically review the adequacy of those procedures.

Code of Business Conduct and Ethics

The Audit Committee will:

- periodically review and assess the Corporation's Code of Business Conduct and Ethics (the "Code") and the Corporation's Whistleblower Policy;
- approve, if appropriate, any waivers of the Code sought by directors or executive officers; and
- confirm that any waivers of the Code for directors or executive officers are promptly disclosed if required by applicable law or stock exchange requirements.

Legal Compliance

The Audit Committee will receive reports from, and if determined necessary review with, legal counsel any significant litigation and other legal matters that could have a significant effect on the Corporation's financial statements and any material reports or inquiries from regulatory or governmental agencies.

The Audit Committee will review all material related party transactions.

Enterprise Risk Management

The Audit Committee will establish policies and procedures to ensure that the Corporation and its subsidiaries have appropriate, adequate and effective control environments and systems of risk management. The Audit Committee will discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures.

Taxation Matters

The Audit Committee will review with senior management the status of significant taxation matters of the Corporation.

Employees of the Auditor

The Audit Committee will review and approve the Corporation's hiring policies for hiring partners and employees and former partners and employees of the present and any former auditor of the Corporation.

COMPLAINTS PROCEDURE

The Audit Committee will establish policies and procedures for the receipt, retention and treatment of complaints received by the Corporation and its subsidiaries under the Code, as well as any other complaints regarding accounting, internal accounting controls, disclosure controls or auditing matters.

The Audit Committee will also establish procedures for the confidential, anonymous submission by employees of the Corporation and its subsidiaries of concerns regarding questionable accounting or auditing matters.

REPORTING

The Audit Committee will regularly report to the Board on:

- the auditor's independence;
- the performance of the auditor and the Audit Committee's recommendations regarding its reappointment or termination;
- the adequacy of the Corporation's internal controls and disclosure controls;
- its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation's financial statements, including any issues with respect to the quality or integrity of the financial statements;
- its review of the annual and interim management's discussion and analysis;
- waivers under the Code;
- the Corporation's compliance with legal and regulatory requirements related to financial reporting; and
- all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Corporate Governance and Nominating Committee for approval together with amendments, as it deems necessary and appropriate. The

Corporate Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments, as it deems necessary and appropriate.

This Charter must be disclosed annually to shareholders of the Corporation or, if significant amendments are made to the Charter, in the next management proxy circular following the adoption of such amendments.

ASSESSMENT

At least annually, the Corporate Governance and Nominating Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

ACCESS TO RECORDS AND OUTSIDE ADVISORS

In carrying out its duties, the Audit Committee:

- is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Corporation and its subsidiaries;
- may retain and instruct any outside advisor, including independent counsel, at the expense of the Corporation without Board approval at any time; and
- has the sole authority to determine such advisor's fees and other retention terms.

APPENDIX "A"
EXCERPT FROM MULTILATERAL INSTRUMENT 52-110 AUDIT COMMITTEES

1.4 Meaning of Independence --

(1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2) For the purposes of subsection (1), a "material relationship" is a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c) an individual who:

(i) is a partner of a firm that is the issuer's internal or external auditor,

(ii) is an employee of that firm, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of a firm that is the issuer's internal or external auditor,

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or
(b)he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), direct compensation does not include:

(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a) has previously acted as an interim chief executive officer of the issuer, or

(b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8) For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5 Additional Independence Requirements --

(1) Despite any determination made under section 1.4, an individual who

(a) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b) is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2) For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3) For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service."

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Jan Christiansen, President and Chief Executive Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 27, 2008

/s/ *"Jan Christiansen"*

Jan Christiansen
President and Chief Executive Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Stephen M. Cottrell, Vice President and Chief Financial Officer of Cunningham Lindsey Group Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cunningham Lindsey Group Inc. (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 27, 2008

/s/ *"Stephen M. Cottrell"*
Stephen M. Cottrell
Vice President and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Purpose and Interpretation

Unless the context otherwise requires, the terms "Cunningham Lindsey", "Company", "we", "us", and "our" refer to Cunningham Lindsey Group Inc. "CL Operations" refers to our 44.6% indirectly owned affiliates which comprise the sole operations of Cunningham Lindsey. The purpose of this management's discussion and analysis of financial condition and results of operations ("MD&A") is to give a narrative explanation of our consolidated financial performance during the 2007 financial year and the fourth quarter of 2007. It is intended to supplement the 2007 audited consolidated financial statements and notes thereto and should be read in conjunction with them. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars. Certain totals, sub-totals, and percentages presented in this discussion may not reconcile due to rounding.

We use the term "EBITDA" (earnings before interest, taxes, depreciation, and amortisation) in our MD&A, which is defined as revenue from continuing operations less cost of service and selling, general, and administration expenses, excluding depreciation and amortisation expense. The most significant cost component of EBITDA is the cost of compensation and benefits of our professionals. Changes in these expenses are correlated with increases and decreases in our revenue. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable with similar measures used by other companies.

Cunningham Lindsey is a holding company that conducts business through CL Operations. In this MD&A, "CL Canada" or "operations in Canada" refers to Cunningham Lindsey Canada Claims Services Ltd. (formerly Cunningham Lindsey Canada Limited) and its subsidiary, "CL US" or "operations in the United States" refers to Cunningham Lindsey U.S. Inc. and its subsidiaries, "CL United Kingdom" or "operations in the United Kingdom" refers to Cunningham Lindsey United Kingdom and its subsidiaries together with Claims International (Holdings) Limited and its subsidiary, "CL Europe" or "operations in Europe" refers to Cunningham Lindsey Europe BV and its subsidiaries, "CL International" or "International operations" refers to Cunningham Lindsey International Limited and its subsidiaries, and "Corporate" refers to non-operating group companies.

Unless otherwise noted in this MD&A, all information is given as at February 27, 2008. Additional information about CL Operations may be found on the website, www.cunninghamlindsey.com, and in our most recent Annual Information Form and other documents filed with Canadian securities regulators on SEDAR, at www.sedar.com.

Special Note Regarding Forward-looking Statements

The matters discussed in this MD&A and elsewhere in the annual report include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future plans, intentions, levels of activity, results, performance, or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "may", "will", "should", "would", "could", "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning or negative derivations thereof. Forward-looking statements in this MD&A assume no extraordinary occurrence or lack of weather-related events in 2008. Information regarding material factors or assumptions applied in making forward-looking statements, as well as important factors that could cause actual results to differ materially from expectations, may be found under the headings "Critical Accounting Estimates" and "Foreign Currency Exposure".

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or other future events. Readers should not rely on forward-looking statements as they involve known and unknown risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed, implied or anticipated in the forward-looking statements.

These risks, uncertainties and other factors include, but are not limited to, the following risks: we have substantial debt; we are a holding company and may not have access to the cash that is needed to meet our financial obligations; we may be adversely affected by foreign currency fluctuations; and actual results could differ materially from critical accounting estimates. In addition, we have the following risks through our interest in CL Operations: stable weather conditions could have a material adverse effect on the business, financial condition and results of operations of CL Operations; the loss of a key customer could have a material adverse effect on the business, financial condition and results of operations of CL Operations; consolidation in the insurance industry could reduce the potential customers of CL Operations if claims adjusting activities are brought in-house; CL Operations operates in a highly competitive environment; the loss of key personnel could adversely affect the quality and profitability of CL Operations; general insurance market conditions could have a material adverse effect on the business, financial condition and results of operations of CL Operations; CL Operations may be unable to collect accounts receivable; legal proceedings or lack of insurance coverage for legal claims could have a material adverse impact on the business, financial condition or results of operations of CL Operations; and the business of CL Operations is subject to various government regulations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For a more complete discussion of general risks and uncertainties that apply to our business and operating results, please see "Risk Factors" in our Annual Information Form for the year ended December 31, 2007 and our other documents to be filed with Canadian securities regulators on SEDAR, at www.sedar.com.

We operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for management to predict all such risks. We have no obligation and do not intend to update or alter such forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Going-Private and Stone Point Transaction

On December 18, 2007, Fairfax Financial Holdings Limited ("Fairfax") bought all of our outstanding shares that Fairfax or its affiliates did not already own, by way of an amalgamation of Cunningham Lindsey Group Inc., Cunningham Lindsey Canada Limited and 6851207 Canada Limited, a newly formed, wholly-owned subsidiary of Fairfax (the "Amalgamation"). Pursuant to the terms of the Amalgamation, the following occurred with regards to the outstanding shares of Cunningham Lindsey: (i) each subordinate voting share not owned by Fairfax or its affiliates was exchanged for one redeemable preferred share of the amalgamated company, which was immediately redeemed for cash of $3.20 and (ii) each subordinate voting share and multiple voting share held by Fairfax or its affiliates was exchanged for one common share of the amalgamated company. As a result of the foregoing, we became a wholly-owned subsidiary of Fairfax (the "Going-Private Transaction").

Trident IV, L.P., a private equity fund managed by Stone Point Capital LLC, and certain affiliated entities (collectively "Stone Point") incorporated a new holding company, Cunningham Lindsey Group Limited ("Holdco").

On December 31, 2007, we sold all the assets and liabilities of CL Operations to Holdco, other than our $125.0 million 7% unsecured Series "B" debentures due June 16, 2008 (the "Public Bonds"), a $72.8 million unsecured term loan facility, loans owing by us to Fairfax and the United States third party administration business (the "United States TPA Business"). Fairfax purchased the United States TPA Business for nominal consideration.

In consideration for the above, we received shares of Holdco, the assumption of an intercompany payable of $7.5 million owed by us to one of our former subsidiaries, cash of $64.8 million and two promissory notes, each payable by Holdco. One note with a principal amount of U.S.$15.9 million is due on July 1, 2008. The second note with a principal amount of $125.0 million has a rate of interest and maturity date that matches the terms of the Public Bonds (the "Holdco Note"). The cash proceeds, together with $12.4 million of the cash invested by Fairfax in us, were used to repay the $72.8 million unsecured term loan facility in full and for working capital purposes.

As a result of the transactions described above (collectively the "Stone Point Transaction"), Holdco owns 100% of CL Operations, and in turn is owned 44.6% by us, 51% by Stone Point and 4.4% by senior management of CL Operations.

In connection with the Stone Point Transaction, the shareholders of Holdco have entered into a shareholders' agreement which provides that if other financing is not available, Stone Point and Fairfax will be responsible 51% and 49% respectively, for the repayment or refinancing of the Public Bonds when they become due.

For more details on the Going-Private Transaction and the Stone Point Transaction, see the Management Proxy Circular dated November 14, 2007, filed on SEDAR.

Our Continuing Business

As a holding company, we have no continuing operations of our own. Our sole operations are through our indirect ownership of 44.6% of CL Operations. CL Operations has five principal operating subsidiaries that manage a worldwide network of 339 locations in multiple countries. CL Canada, CL US and CL United Kingdom operate principally in Canada, the United States, and the United Kingdom, respectively. CL Europe carries on business principally in continental Europe, while CL International services customers in Europe, the United States, Latin America, Asia and the Middle East, as well as multi-national businesses operating throughout the world. The locations are consolidated into regional profit centres, which offer insurance claims services catered to their target markets.

The core business of CL Operations is managing claims for most major types of property and casualty insurance losses. CL Operations provides a wide range of independent insurance claims services to insurance and reinsurance companies, insurance syndicates, insurance brokers and organisations with significant risk retention worldwide. Each principal operating subsidiary provides loss-adjusting services for a range of claims, from traditional low value insurance claims to complex high value claims. As each subsidiary's market is different, the mix of claim types serviced and speciality services offered differs from subsidiary to subsidiary.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The professional claims adjusters of CL Operations have expertise in handling claims for a variety of losses, specialising in claims investigation, and evaluation and loss control. CL Operations employ and also sub-contract engineers and scientists in connection with its project management services, and has access to a wide range of experts in various fields with whom it has developed close working relationships to provide additional services required in the claims adjusting process. When large weather events occur, CL Operations supplements its core team of employee adjusters with qualified and experienced contract claims adjusters to handle the increased numbers of claims. Compensation and benefits costs for CL Operations' professionals are the most significant component of its cost of service, and changes to these expenses are correlated with increases and decreases in its revenue.

Demand for certain claims services are closely related to the occurrence of weather-related events, although a particular weather event may impact the principal operating subsidiaries of CL Operations differently. For example, a hurricane in the Atlantic could result in a large number of relatively low value claims for operations in the United States, and result in a small number of large value claims of longer duration for International operations.

Industry and Economic Factors

Demand from property and casualty insurance companies for independent claims services is closely related to the occurrence of weather-related events that generate volumes of claims that insurers are not able to service with internal resources. In addition, claims for certain types of losses are becoming more complex and can involve increased negotiation and settlement time. This creates service opportunities for independent adjusters with specialised knowledge and experience. There are opportunities to provide services that are not weather-related, such as project management, risk management and valuation services.

Large weather-related events, such as hurricanes Katrina and Rita in 2005, and events such as the September 11, 2001 terrorist attacks, have a significant impact on the insurance market. Many insurers and re-insurers suffer declines in their capital and surpluses as a result of substantial claims losses and a reduction in the value of their portfolio investments. Insurance capacity can be reduced and premiums and deductibles may increase, resulting in a "hard market", which can decrease the number of claims generally, and therefore the outsourcing of claims. In addition, there may be an increase in insurance pricing across certain lines of business, higher deductible amounts, and greater risk retention by those insured. These types of market changes can impact the claims volumes for independent insurance adjusters. The hurricane events of Katrina and Rita have increased market insurance rates for property with wind exposure, but insurance rates for most other types of property and casualty exposure were declining during 2007.

Domestic and international claims services markets are highly competitive and are served by a large number of companies of varying size and scope of services. Large claims adjusting companies, such as Crawford & Company, GAB Robins, and McLarens Young International, compete against CL Operations by providing claims adjusting services and claims and risk management services. Large insurance companies and insurance brokerage firms may from time to time also provide services such as claims administration and health and disability management that compete with CL Operations' claims and risk management services. Many smaller local and regional claims services firms also compete with CL Operations in each of its principal markets, offering a narrower spectrum of claims services. Occasionally, CL Operations encounter small firms providing substitute services, such as cleaning companies and building contractors, who are used by insurers instead of a claims adjuster to obtain clean-up and repair cost estimates.

CL Operations competes by providing high quality, fairly priced products, and seeks to maintain a diverse customer base, employing contract adjusters and modifying costs to respond to changing market conditions. CL Operations also competes using its technological sophistication and its broad geographic presence, which is seen as a competitive advantage over smaller competitors. CL Operations seeks to differentiate itself from large claims adjusting companies by providing a broad range of claims services tailored to local markets.

Foreign Currency Exposure

Effective December 31, 2007, our sole operations are through our 44.6% indirect interest in CL Operations, which carries on a substantial portion of its business outside of Canada. During 2007, prior to the Stone Point Transaction, we had exposure to foreign exchange fluctuations related to our direct investment in these operations. As our financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect our financial results. Accordingly, some of our operating results are also discussed on a local currency basis.

From time to time, we review our foreign currency exposure related to certain investments in foreign operations to evaluate the need to hedge such exposure. As at February 21, 2008, we are not engaged in any hedging activities.

The following table sets out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro for each of the years indicated as quoted by the Bank of Canada.

United Kingdom Pound

For the years ended December 31	**2007**	2006	2005
High	**2.3450**	2.2824	2.4032
Low	**1.9283**	1.9806	2.0036
Average	**2.1487**	2.0882	2.2071
Close	**1.9600**	2.2824	2.0036

United States Dollar

For the years ended December 31	**2007**	2006	2005
High	**1.1853**	1.1726	1.2704
Low	**0.9170**	1.0990	1.1507
Average	**1.0748**	1.1342	1.2116
Close	**0.9881**	1.1653	1.1659

European Monetary Union Euro

For the years ended December 31	**2007**	2006	2005
High	**1.5628**	1.5377	1.6400
Low	**1.3448**	1.3523	1.3576
Average	**1.4691**	1.4235	1.5095
Close	**1.4428**	1.5377	1.3805

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELECTED ANNUAL FINANCIAL INFORMATION

The following table summarises selected financial information for the past three years:

For the years ended December 31	**2007**	2006	2005
(in $000s)			
Revenue			
Canada	**53,395**	53,283	52,885
United States	**55,568**	60,954	62,017
United Kingdom	**246,182**	197,052	198,241
Europe	**57,450**	58,642	64,121
International	**56,442**	51,032	54,912
Total Revenue	**469,037**	420,963	432,176
Earnings before interest, taxes, depreciation and amortisation (EBITDA)			
Canada	**3,300**	850	1,297
United States	**1,977**	2,951	3,060
United Kingdom	**24,939**	17,738	24,457
Europe	**(1,769)**	806	822
International	**9,634**	8,258	13,102
Corporate	**(3,607)**	(5,864)	(7,142)
Total EBITDA	**34,474**	24,739	35,596
Depreciation and amortisation	**(4,609)**	(5,253)	(5,147)
Interest expense	**(16,976)**	(16,734)	(19,152)
Gain on sale of asset held for sale	**2,352**	-	-
Gain on disposal	**9,090**	-	2,944
Income tax expense	**(4,909)**	(2,709)	(3,163)
Net earnings from continuing operations before goodwill impairment	**19,422**	43	11,078
Goodwill impairment	**(111,041)**	-	-
Net (loss) earnings from continuing operations	**(91,619)**	43	11,078
Net loss from discontinued operations	**-**	-	(2,352)
Net (loss) earnings	**(91,619)**	43	8,726
Total assets	**161,434**	436,642	377,555
Total long-term financial liabilities	**-**	136,904	138,026

RESULTS OF OPERATIONS, FOURTH QUARTER 2007

Consolidated Q4 Results

Our total revenue for the fourth quarter of 2007 was $125.1 million, an increase of $10.6 million compared to revenue of $114.5 million for the fourth quarter of 2006. International operations and operations in the United Kingdom and Canada reported increases in revenue compared to the fourth quarter of 2006; however, operations in Europe and the United States recorded a decrease in revenue compared to the fourth quarter of 2006.

EBITDA for the fourth quarter of 2007 was $17.1 million (13.7% of revenue), an increase from EBITDA of $10.0 million (8.7% of revenue) for the fourth quarter of 2006. International operations and operations in the United States, the United Kingdom, and Canada reported increases in EBITDA compared to the fourth quarter of 2006. This was partially offset by a decrease in EBITDA as reported by operations in Europe. Corporate costs decreased compared to the fourth quarter of 2006.

Our net earnings for the fourth quarter of 2007 were $15.9 million compared to $0.6 million in the fourth quarter of 2006. The difference between EBITDA and net earnings is due to any profit (loss) on disposal of fixed assets, interest expense, income tax recovery (expense), depreciation and amortisation expense, impairment losses, and any disposal of business segments.

Total interest expense was $3.8 million in both the fourth quarter of 2007 and the fourth quarter of 2006. Total interest expense in the fourth quarter of 2007 included $2.2 million of interest incurred on our Public Bonds and other long-term debt. The other $1.6 million of interest expense in the fourth quarter of 2007 consisted of $2.1 million of interest and amortisation of issue costs associated with our unsecured non-revolving loan facility, partially offset by $0.5 million of interest income on bank deposits and an interest credit received in the fourth quarter of 2007.

An income tax expense of $5.4 million was recorded in the fourth quarter of 2007 compared to $4.1 million in the fourth quarter of 2006. The income tax expense in the fourth quarter of 2007 included an income tax recovery of $0.8 million (£0.4 million) arising from tax-deductible Corporate foreign exchange losses. The income tax expense in the fourth quarter of 2006 included an income tax expense of $1.8 million (£0.8 million) arising from taxable Corporate foreign exchange gains.

CL Canada Q4 Results

CL Canada reported revenue for the fourth quarter of 2007 of $13.5 million, an increase of $1.2 million compared to the fourth quarter of 2006. The increase in revenue was primarily due to higher claims volumes in the claims adjusting business.

The operations in Canada reported EBITDA of $0.9 million in the fourth quarter of 2007, an increase of $0.6 million compared to the fourth quarter of 2006. The increase in EBITDA was primarily due to the increase in revenue noted above.

CL US Q4 Results

CL US reported revenue for the fourth quarter of 2007 of $12.9 million, a decrease of $0.7 million compared to the fourth quarter of 2006. In local currency, revenue from operations in the United States was U.S.$13.2 million for the fourth quarter of 2007, an increase of U.S.$1.2 million compared to the fourth quarter of 2006. The increase in local currency revenue was primarily due to increased revenue in core claims activity and increased catastrophe revenue arising from pocket storms. The decrease in reported revenue was due to the strengthening of the Canadian dollar against the United States dollar during the fourth quarter of 2007 compared to the fourth quarter of 2006.

The operations in the United States reported EBITDA of $0.1 million in the fourth quarter of 2007, an increase of $0.3 million compared to the fourth quarter of 2006. In local currency, EBITDA was U.S.$0.1 million in the fourth quarter of 2007, an increase of U.S.$0.3 million compared to the fourth quarter of 2006. The increase in local currency EBITDA was primarily due to the increase in local currency revenue noted above.

CL United Kingdom Q4 Results

CL United Kingdom reported revenue of $70.4 million for the fourth quarter of 2007, an increase of $12.2 million compared to the fourth quarter of 2006. In local currency, revenue from operations in the United Kingdom was £35.1 million for the fourth quarter of 2007, an increase of £8.4 million compared to the fourth quarter of 2006. The increase in local currency revenue was primarily due to increased claims volumes from core business, the January 2007 windstorms, and the severe flooding in the summer of 2007. The increase in reported revenue was primarily due to the increase in local currency revenue, partially offset by the strengthening of the Canadian dollar against the United Kingdom pound during the fourth quarter of 2007 compared to the fourth quarter of 2006.

The operations in the United Kingdom reported EBITDA of $13.7 million for the fourth quarter of 2007, an increase of $5.5 million compared to the fourth quarter of 2006. In local currency, EBITDA was £6.8 million in the fourth quarter of 2007, an increase of £3.0 million compared to the fourth quarter of 2006. The increase in local currency EBITDA was primarily due to the increase in revenue noted above and a £1.9 million defined benefit pension plan gain.

CL Europe Q4 Results

CL Europe reported revenue of $13.4 million for the fourth quarter of 2007, a decrease of $3.5 million compared to the fourth quarter of 2006. In local currency, revenue from operations in Europe was €9.4 million for the fourth quarter of 2007, a decrease of €2.0 million compared to the fourth quarter of 2006. The decrease in local currency revenue was primarily due to a decrease in France as a result of a lack of storm activity.

The operations in Europe reported EBITDA of $(0.9) million for the fourth quarter of 2007, a decrease of $2.1 million compared to the fourth quarter of 2006. In local currency, EBITDA was €(0.6) million in the fourth quarter of 2007, a decrease of €1.5 million compared to the fourth quarter of 2006. The decrease in EBITDA was primarily due to the decrease in revenue noted above.

CL International Q4 Results

CL International reported revenue of $14.9 million for the fourth quarter of 2007, an increase of $1.4 million compared to the fourth quarter of 2006. In local currency, revenue from International operations was £7.4 million for the fourth quarter of 2007, an increase of £1.2 million compared to the fourth quarter of 2006. The increase in local currency revenue was primarily due to an increase in claims arising from a cyclone in Oman and a strong performance from the London-based construction unit. The increase in reported revenue was primarily due to the increase in local currency revenue, partially offset by the strengthening of the Canadian dollar against the United Kingdom pound during the fourth quarter of 2007 compared to the fourth quarter of 2006.

International operations reported EBITDA of $3.8 million for the fourth quarter of 2007, an increase of $1.9 million compared to the fourth quarter of 2006. In local currency, EBITDA was £1.9 million in the fourth quarter of 2007, an increase of £1.0 million compared to the fourth quarter of 2006. The increase in local currency EBITDA was primarily due to the increase in revenue noted above.

Corporate Q4 Results

Corporate EBITDA comprised selling, general and corporate administration expenses, excluding depreciation and amortisation. Corporate EBITDA was ($0.6) million for the fourth quarter of 2007 compared to EBITDA of ($1.4) million in the fourth quarter of 2006. The improvement in EBITDA was primarily due to a decrease in insurance and legal costs in the fourth quarter of 2007 compared to the fourth quarter of 2006.

SUMMARY OF QUARTERLY RESULTS
(unaudited)

For the year ended December 31, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
(in $000s)					
Revenue					
Canada	**13,700**	**13,203**	**12,968**	**13,524**	**53,395**
United States	**15,145**	**13,784**	**13,699**	**12,940**	**55,568**
United Kingdom	**58,887**	**55,188**	**61,673**	**70,434**	**246,182**
Europe	**15,363**	**15,675**	**13,026**	**13,386**	**57,450**
International	**13,675**	**13,581**	**14,322**	**14,864**	**56,442**
Total Revenue	**116,770**	**111,431**	**115,688**	**125,148**	**469,037**
Earnings before interest, taxes, depreciation and amortisation (EBITDA)					
Canada	**748**	**633**	**1,003**	**916**	**3,300**
United States	**901**	**284**	**652**	**140**	**1,977**
United Kingdom	**4,443**	**4,422**	**2,400**	**13,674**	**24,939**
Europe	**(185)**	**480**	**(1,205)**	**(859)**	**(1,769)**
International	**1,774**	**1,691**	**2,351**	**3,818**	**9,634**
Corporate	**(1,691)**	**(781)**	**(580)**	**(555)**	**(3,607)**
Total EBITDA	**5,990**	**6,729**	**4,621**	**17,134**	**34,474**
Net earnings (loss) before goodwill impairment					
Canada	**713**	**593**	**991**	**975**	**3,272**
United States	**836**	**207**	**590**	**94**	**1,727**
United Kingdom	**2,830**	**2,688**	**1,309**	**8,455**	**15,282**
Europe	**1,093**	**139**	**(1,346)**	**(891)**	**(1,005)**
International	**1,265**	**1,016**	**1,692**	**1,730**	**5,703**
Corporate	**(4,233)**	**(3,058)**	**(3,836)**	**5,570**	**(5,557)**
Total net earnings (loss) before goodwill impairment	**2,504**	**1,585**	**(600)**	**15,933**	**19,422**
Goodwill impairment	**-**	**-**	**(110,962)**	**(79)**	**(111,041)**
Net earnings (loss)	**2,504**	**1,585**	**(111,562)**	**15,854**	**(91,619)**

SUMMARY OF QUARTERLY RESULTS
(unaudited)

For the year ended December 31, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
(in $000s)					
Revenue					
Canada	14,046	13,765	13,187	12,285	53,283
United States	17,540	14,898	14,901	13,615	60,954
United Kingdom	45,245	44,248	49,303	58,256	197,052
Europe	14,373	14,392	13,030	16,847	58,642
International	12,695	11,883	12,967	13,487	51,032
Total Revenue	103,899	99,186	103,388	114,490	420,963
Earnings before interest, taxes, depreciation and amortisation (EBITDA)					
Canada	94	(34)	508	282	850
United States	1,383	729	1,013	(174)	2,951
United Kingdom	2,869	2,666	4,043	8,160	17,738
Europe	298	88	(825)	1,245	806
International	2,577	1,826	1,946	1,909	8,258
Corporate	(1,565)	(1,556)	(1,322)	(1,421)	(5,864)
Total EBITDA	5,656	3,719	5,363	10,001	24,739
Net earnings (loss) before goodwill impairment					
Canada	33	(92)	451	207	599
United States	1,126	5,472	939	(195)	7,342
United Kingdom	1,420	1,274	2,266	4,842	9,802
Europe	(45)	(138)	(950)	448	(685)
International	1,640	1,327	1,405	1,554	5,926
Corporate	(5,701)	(5,693)	(5,245)	(6,302)	(22,941)
Net earnings (loss)	(1,527)	2,150	(1,134)	554	43

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims that insurers are not able to service with internal resources. Typically, revenue is evenly spread throughout the year, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. CL Operations seeks to mitigate the seasonal demand for its services by offering those services in a number of different geographic regions throughout the world and by marketing innovative services, such as adjusting for construction claims, which are not affected by weather-related events.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Consolidated 2007 Annual Results

Our total revenue for 2007 was $469.0 million, an increase of $48.0 million from revenue of $421.0 million for 2006. International operations and operations in the United Kingdom and Canada reported increases in revenue compared to 2006. However, operations in Europe and the United States recorded a decrease in revenue compared to 2006.

EBITDA for 2007 was $34.5 million (7.3% of revenue), an increase of $9.8 million from EBITDA of $24.7 million (5.9% of revenue) for 2006. International operations and operations in the United Kingdom and Canada reported increases in EBITDA compared to 2006. This was partially offset by a decrease in EBITDA as reported by operations in Europe and the United States. Corporate costs decreased compared to 2006.

Net earnings before goodwill impairment for 2007 was $19.4 million compared to $nil for 2006. Net loss for 2007 was $91.6 million compared to $nil for 2006. The difference between EBITDA and net (loss) earnings is due to any profit (loss) on disposal of fixed assets, interest expense, income tax recovery (expense), depreciation and amortisation expense, impairment losses, and any disposal of business segments.

Total interest expense in 2007 was $17.0 million compared to $16.7 million in 2006. Interest expense in 2007 was higher than in 2006 as a result of higher average debt levels and higher interest rates during 2007 than in 2006. Total interest expense in 2007 included $8.8 million of interest incurred on our Public Bonds and other long-term debt. The other $8.2 million of interest expense in 2007 consisted of $8.1 million of interest and amortisation of issue costs associated with our unsecured non-revolving loan facility, and $0.1 million interest on operating lines and other credit facilities.

The 2007 income tax expense was $4.9 million compared to $2.7 million for 2006. The 2007 income tax expense includes an income tax recovery of $4.0 million (£1.9 million) arising from tax-deductible Corporate foreign exchange losses. The 2006 income tax expense includes an income tax recovery of $4.8 million (U.S.$4.3 million) from the recognition of a future income tax asset by the operations in the United States, and an income tax expense of $2.9 million (£1.3 million) arising from taxable Corporate foreign exchange gains.

CL Canada 2007 Annual Results

CL Canada reported revenue of $53.4 million for 2007, an increase of $0.1 million compared to 2006. A $4.0 million increase in revenue in the core claims adjusting business was offset by a $3.9 million reduction in revenue in the ENVIRONMENTAL SOLUTIONS® Remediation Services division due to mild weather conditions.

The operations in Canada reported EBITDA of $3.3 million in 2007, an increase of $2.5 million compared to 2006. The increase in EBITDA was primarily the result of increased efficiency from prior investments in the core claims adjusting business.

CL US 2007 Annual Results

CL US reported revenue of $55.6 million for 2007, a decrease of $5.4 million compared to 2006. In local currency, revenue from operations in the United States was U.S.$51.8 million for 2007, a decrease of U.S.$1.9 million compared to 2006. The decrease in local currency revenue was primarily attributable to a lack of significant weather events, a reduction in the overall number of outsourced claims, a reduction in demand for claims adjuster training, and 2006 benefiting from increased claims volume from the 2005 hurricanes. The decrease in reported revenue was further affected by the strengthening of the Canadian dollar against the United States dollar during 2007 as compared to 2006.

Operations in the United States reported EBITDA of $2.0 million in 2007, a decrease of $1.0 million compared to 2006. In local currency, EBITDA was U.S.$1.8 million in 2007 compared to EBITDA of U.S.$2.6 million for 2006. The decrease in local currency EBITDA was primarily due to the decrease in revenue noted above.

CL United Kingdom 2007 Annual Results

CL United Kingdom reported revenue of $246.2 million for 2007, an increase of $49.1 million compared to 2006. In local currency, revenue from operations in the United Kingdom was £115.3 million in 2007, an increase of £21.2 million compared to 2006. The increase in local currency revenue was primarily due to increased claims volumes from core business, the January 2007 windstorms, and claims from the severe flooding in the summer of 2007. The increase in reported revenue was further affected by the strengthening of the United Kingdom pound against the Canadian dollar during 2007 as compared to 2006.

The operations in the United Kingdom reported EBITDA of $24.9 million in 2007, an increase of $7.2 million compared to 2006. In local currency, EBITDA was £11.9 million in 2007 compared to EBITDA of £8.4 million in 2006. The increase in local currency EBITDA was primarily due to the increase in revenue noted above and a £1.9 million defined benefit pension plan gain.

CL Europe 2007 Annual Results

CL Europe reported revenue of $57.5 million for 2007, a decrease of $1.2 million compared to 2006. In local currency, revenue from operations in Europe was €39.1 million, a decrease of €2.0 million compared to 2006. Revenue in 2006 included €1.2 million from the office in Marseilles, France that was closed in the first quarter of 2007. The decrease in reported revenue was primarily due to the decrease in local currency revenue, partially offset by the strengthening of the European euro against the Canadian dollar during 2007 compared to 2006.

The operations in Europe reported EBITDA of $(1.8) million in 2007, a decrease of $2.6 million compared to 2006. In local currency, EBITDA was €(1.2) million in 2007 compared to EBITDA of €0.6 million in 2006. The decrease in EBITDA was primarily due to the decrease in revenue noted above and additional severance costs associated with the closing of the office in Marseilles, France in the first quarter of 2007.

CL International 2007 Annual Results

CL International reported revenue of $56.4 million for 2007, an increase of $5.4 million compared to 2006. In local currency, revenue from the International operations was £26.4 million for 2007, an increase of £2.0 million compared to 2006. The increase in local currency revenue was primarily due to an increase in claims arising from a cyclone in Oman, and a strong performance by the London-based construction unit. The increase in reported revenue was further affected by the strengthening of the United Kingdom pound against the Canadian dollar during 2007 as compared to 2006.

International operations reported EBITDA of $9.6 million for 2007, an increase of $1.4 million compared to 2006. In local currency, EBITDA was £4.6 million in 2007 compared to EBITDA of £4.0 million for 2006. The increase in EBITDA was primarily due to the increase in revenue noted above.

Corporate 2007 Annual Results

Corporate EBITDA comprised corporate administrative and overhead expenses, excluding depreciation and amortisation. Corporate EBITDA was ($3.6) million in 2007 compared to EBITDA of ($5.9) million in 2006. The improvement in EBITDA was primarily due to foreign exchange gains in 2007 compared to foreign exchange losses in 2006, and reduced legal and insurance costs.

CASH FLOW AND LIQUIDITY

Analysis of Liquidity

The principal source of liquidity for CL Operations is its operating cash flow. Weather-related events have a significant impact on its working capital and operating cash flow. The majority of CL Operations' expenses are related to the cost of compensation and benefits of its professionals and fixed overhead costs. A significant weather-related event would increase accounts receivable and claims in process over the short and medium-term, thus utilising working capital. As the claims associated with a particular weather-related event are closed, or billing milestones are achieved and the payments are received, accounts receivable and claims in process return to lower levels, and cash flow increases.

The operating activities of CL Operations used more cash during the fourth quarter of 2007 than in the fourth quarter of 2006. Cash used in operating activities was $6.0 million in the fourth quarter of 2007 compared to cash provided by operating activities of $11.4 million in the fourth quarter of 2006. The $17.4 million decrease in cash from continuing operations was primarily due to a $19.7 million increase in accounts receivable, a $1.6 million increase in prepaid expenses, and a $1.1 million decrease in net earnings (after adjusting for $16.3 million of non-cash items), partially offset by a $2.9 million decrease in claims in process and a $1.2 million increase in accounts payable.

Overall, the operating activities of CL Operations used more cash in 2007 than in 2006. Cash used in operating activities was $28.1 million in 2007 compared to cash provided by operating activities of $1.3 million in 2006. The $29.4 million decrease in cash from operations was primarily due to a $13.4 million reduction in items not affecting cash (after adjusting for the $111.0 million goodwill impairment), a $10.9 million increase in the change in accounts receivable, a $9.2 million increase in the change in claims in process, a $8.1 million decrease in the change in accounts payable, and a $7.8 million decrease in the change in income taxes payable, offset by a $19.4 million increase in net earnings before goodwill impairment.

During 2007, we borrowed $6.6 million from Fairfax. This was in addition to the $4.0 million borrowed from Fairfax in 2006. Proceeds of the loans were principally used for operating purposes, in part to service the large volume of United Kingdom flood claims.

Cash (Used in) Provided by Operating Activities (continuing operations)

For the years ended December 31	**2007**	2006	2005
(in $000s)			
Canada	**1,587**	1,256	(1,026)
United States	**1,722**	4,567	(202)
United Kingdom	**(3,883)**	10,311	10,937
Europe	**(1,688)**	(763)	(2,797)
International	**(903)**	497	5,606
Corporate	**(24,921)**	(14,595)	(20,543)
	(28,086)	1,273	(8,025)

The following discussion of cash provided by operating activities includes a description of the impact of changes in non-cash working capital items prior to the Stone Point Transaction.

CL Canada Operating Cash Flow

The $0.3 million increase in cash flow from operations in Canada was primarily due to a $2.7 million improvement in earnings, partially offset by a $2.1 million unfavourable movement in accounts receivable and a $0.3 million unfavourable movement in claims in process. The unfavourable movement in accounts receivable was primarily due to the increase in revenue in the claims adjusting operations. The unfavourable movement in claims in process was primarily due to increased claims volumes.

CL US Operating Cash Flow

The $2.8 million decrease in cash flow from operations in the United States was primarily due to a $1.6 million unfavourable movement in accounts receivable, a $0.9 million unfavourable movement in claims in process, and a $0.8 million reduction in earnings (excluding the tax asset of $4.8 million recorded in the second quarter of 2006). This was partially offset by a $0.5 million favourable movement in accounts payable. The unfavourable movement in accounts receivable was primarily due to the decrease in revenue in 2007, and 2006 including cash collections in respect of the 2005 hurricane claims. The unfavourable movement in claims in process was primarily due to increased catastrophe claims arising from the forest fires in California during October 2007. The favourable movement in accounts payable was primarily due to increased costs associated with the catastrophe claims arising from the forest fires in California during October 2007.

CL United Kingdom Operating Cash Flow

The $14.2 million decrease in cash flow from operations in the United Kingdom was primarily due to unfavourable movements of $7.6 million in claims in process, $6.6 million in accounts receivable, $3.7 million in accounts payable. This was partially offset by a $5.5 million improvement in earnings, adjusted for $3.1 million of non-cash items, and $1.6 million favourable movement in income taxes payable. The unfavourable movements in claims in process and accounts receivable were primarily due to increased claims volumes from core business, the January 2007 windstorms, and severe flooding in the summer of 2007. The unfavourable movement in accounts payable was primarily due to a reduction in deferred revenue as amounts were recognised as income. The unfavourable movement in non-cash items was primarily due to a $4.0 million defined benefit pension plan gain. The favourable movement in income taxes payable was primarily due to an increase in the income tax expense for the year.

CL Europe Operating Cash Flow

The $0.9 million decrease in cash flow from operations in Europe was primarily due to an unfavourable movement of $7.0 million in accounts payable, a $2.7 million reduction in earnings (after adjusting for the $2.4 million profit on the sale of the building in Amsterdam in the second quarter of 2007), and an unfavourable movement of $0.8 million in non-cash items (after adjusting for the $2.4 million profit on the sale of the building in Amsterdam). This was partially offset by favourable movements of $5.8 million in accounts receivable, $2.3 million in claims in process, and $1.7 million in income taxes payable. The unfavourable movement in accounts payable was primarily due to a $2.6 million reclassification of the defined contribution pension obligation to other assets and the payment of severance costs in 2007. Furthermore, 2006 included additional accounts payable arising from the acquisitions of Barlow CCS in Spain and Courtille SCRP in France. The unfavourable movement in non-cash items was primarily due to a $0.4 million gain on the disposal of an investment in a subsidiary, and a $0.2 million reduction in the depreciation expense. The favourable movement in accounts receivable was primarily due to improved collections, partially offset by an increase in the bad debts allowance and the decrease in revenue. The favourable movement in claims in process was primarily due to a decrease in claims volumes. The favourable movement in income taxes payable was primarily due to the increase in the income tax expense for the year.

CL International Operating Cash Flow

The $1.4 million decrease in cash flow from International operations was primarily due to unfavourable movements of $4.4 million in accounts receivable, $2.6 million in claims in process, and a $0.2 million reduction in earnings. This was partially offset by favourable movements of $3.8 million in accounts payable and $1.9 million in income taxes payable. The unfavourable movement in accounts receivable was primarily due to the increase in revenue. The unfavourable movement in claims in process was primarily due to an increase in claims arising from a cyclone in Oman. The favourable movement in accounts payable was primarily due to the payment of an in-kind dividend of $1.5 million consisting of an inter-company receivable, and the strengthening of the United Kingdom pound against the Canadian dollar during 2007, compared to the strengthening of the Canadian dollar against the United Kingdom pound during 2006. The favourable movement in income taxes payable was primarily due to lower income tax instalment payments in 2007 compared to 2006.

Corporate Operating Cash Flow

The $10.3 million decrease in Corporate cash flow was primarily due to unfavourable movements of $13.1 million in income taxes payable, $3.1 million in non-cash items (after adjusting for the $111.0 goodwill impairment in the third quarter of 2007, and the $8.7 million gain on disposal from the Stone Point Transaction in the fourth quarter of 2007), $2.1 million in accounts receivable, and $1.2 million in accounts payable. This was partially offset by a $8.6 million improvement in earnings (after adjusting for the $111.0 goodwill impairment in the third quarter of 2007, and the $8.7 million gain on disposal from the Stone Point Transaction in the fourth quarter of 2007). The unfavourable movement in income taxes payable was primarily due to the decrease in the income tax expense for the year, and an additional $3.5 million of income tax instalment payments made in the United Kingdom. The unfavourable movement in non-cash items was primarily due to non-cash gains on disposal from the Stone Point Transaction. These non-cash gains were offset by losses that involved a flow of cash. The unfavourable movement in accounts receivable was primarily due to a $1.8 million increase in receivables arising from the Stone Point Transaction. The unfavourable movement in accounts payable was primarily due to reduced insurance costs.

Investing Activities

Cash used in business acquisitions of $1.3 million in 2006 related to the acquisition of the remaining shares in four European subsidiaries, the acquisition of the remaining shares of Courtille SCRP in France, and the acquisition of 100% of the outstanding shares of Barlow CCS in Spain.

Cash provided by business disposals of $66.1 million in 2007 related primarily to the Stone Point Transaction.

Net investment in property and equipment was $5.0 million in 2007 compared to $4.3 million in 2006. The increase in 2007 of $0.7 million was mainly due to additional purchases of computer equipment by our International operations and operations in Europe.

Proceeds from the sale of assets held for sale of $3.3 million in the first quarter of 2007 was due to the sale of our European headquarters building in Amsterdam.

Cash inflows from other assets were $2.8 million in 2007 and related primarily to the receipt of insurance proceeds in operations in the United States, and the increase in the defined contribution pension plan obligation in operations in Europe. Cash outflows from other assets were $0.7 million in 2006 and related primarily to an additional investment by operations in the United Kingdom in a joint venture.

Cash inflows from discontinued operations were $5.3 million in 2007. The net inflows were primarily due to receipts of approximately $8.5 million from Fairfax for costs related to the United States TPA Business, partially offset by payments of liabilities. Cash outflows from discontinued operations were $3.5 million in 2006 and related to cash payments of ongoing liabilities recorded on the sale of the United States TPA Business.

Financing Activities

As part of the Stone Point Transaction, Fairfax made additional capital contributions of $26.5 million in the fourth quarter of 2007. We used $9.4 million of these contributions to finance the redemption of the redeemable preferred shares.

Credit Facilities and Indebtedness

Net debt (defined as total long-term debt, bank indebtedness and other loans less cash) as at December 31, 2007 was $125.0 million compared to $197.9 million at December 31, 2006. The decrease in net debt was primarily as a result of the repayment of the $72.8 million unsecured term loan facility.

On March 31, 2006, CL Canada renewed an unsecured non-revolving term facility for an initial term to March 31, 2007. Pursuant to the terms of the facility, CL Canada extended the facility for a further one-year term to March 31, 2008. The principal amount of the renewed facility was $72.8 million and bore interest at a per annum rate equal to the Canadian prime rate in effect plus 3.5%. The 2006 renewal terms included commitment fees equal to 1% of the renewed loan balance, which have been paid, and 1.5% of the balance outstanding at the time of any further extension. The commitment fee equal to 1.5% of the balance outstanding at the time of the further extension was paid during 2007.

The unsecured term loan facility was repaid in full on December 31, 2007 as part of the Stone Point Transaction.

We borrowed $4.0 million from Fairfax during 2006. In 2007, we borrowed an additional $6.6 million (total $10.6 million) from Fairfax. Proceeds of the loans were principally used for operating purposes. The loans bore interest at a rate of 7% per annum. The loans to Fairfax were repaid in full on December 31, 2007 as part of the Stone Point Transaction.

We had no demand lines of credit as at December 31, 2007. As at December 31, 2006, through our former subsidiaries, we had demand lines of credit in the United Kingdom and Europe totalling $23.6 million, against which we had drawn $6.6 million.

Bank indebtedness at December 31, 2007 decreased by $6.6 million to $nil compared to bank indebtedness at December 31, 2006. Cash of $nil at December 31, 2007 decreased by $10.5 million compared to December 31, 2006. The decrease in cash was primarily due to the repayment of the bank indebtedness and payment of increased costs associated with servicing the claims from the floods in the United Kingdom.

Contractual Obligations

As at December 31, 2007, we had contractual obligations to make future payments related to debt, as shown in the table below.

($000s)	Long-Term Debt
2008	125,000
Thereafter	-
	125,000

Capitalisation

As at December 31, 2007, shareholders' equity was $35.2 million, a decrease of $69.7 million from $104.9 million at December 31, 2006. This decrease was primarily due to the goodwill impairment charge of $111.0 million and a negative movement in the accumulated other comprehensive income account of $10.0 million. This was partially offset by an additional net capital contribution of $29.4 million, a decrease of $2.5 million in employee share purchase loans, and earnings of $19.4 million (before adjusting for the $111.0 million goodwill impairment charge) for the year.

The decrease in the accumulated other comprehensive income account relates to unrealised losses arising on the translation of the assets and liabilities of the self-sustaining foreign operations of CL Operations. The unrealised losses were primarily as a result of the strengthening of the Canadian dollar relative to the United Kingdom pound and the United States dollar from December 31, 2006 to December 31, 2007, partially offset by the release of 55.4% of the unrealised losses under the Stone Point Transaction.

Payments from Holdco

As a holding company, our ability to meet our financial obligations is dependent upon the receipt of interest and principal payments on the promissory notes from Holdco, and cash dividends and other payments from our 44.6% share holding in the capital of Holdco.

TRANSACTIONS WITH RELATED PARTIES

In connection with the $72.8 million unsecured term loan facility renewal on March 31, 2006, Fairfax agreed to provide us with financing as necessary to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility, including the one-year extension, but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations. This facility was repaid in full as part of the Stone Point Transaction, and the financial support was terminated.

In 2006 we borrowed $4.0 million from Fairfax and in 2007 we borrowed an additional $6.6 million (total $10.6 million) from Fairfax. Proceeds of the loans were principally used for operating purposes. The loans bore interest at a rate of 7% per annum. On December 31, 2007, Fairfax subscribed for shares of the Company in satisfaction of these loans. Interest expensed and paid on borrowings from Fairfax during 2007 was $0.4 million (2006: $0.2 million).

We had a management services agreement with Fairfax pursuant to which Fairfax provided us with specified management services in consideration for an annual management fee. This agreement was terminated as part of the Stone Point Transaction. During 2007, we paid $0.3 million (2006: $0.3 million) to Fairfax in respect of management fees under that service agreement. Under that agreement, Fairfax had agreed to reimburse us for $1.7 million (2006: $4.6 million) of the costs related to the United States TPA Business. On February 13, 2007, June 14, 2007, and on September 10, 2007, Fairfax paid approximately $5.7 million, $1.9 million, and $0.9 million respectively, to us in respect of costs related to the United States TPA Business. On December 31, 2007, we completed the sale of the United States TPA Business to Fairfax for nominal consideration. The gain on sale of $2.7 million was recorded as a credit to contributed surplus.

Through December 30, 2007, Fairfax owned more than 75% of the total number of all of our outstanding shares, which allowed it to include the United Kingdom subsidiaries of CL Operations in its group tax return filings in the United Kingdom. In 2007, we made tax instalment payments totalling $5.3 million (2006: $1.9 million) to Fairfax. Of this amount, $nil related to 2007 (2006: $2.3 million related to 2006), $4.8 related to 2006 (2006: $0.7 million related to 2005), and $0.5 million related to 2005 (2006: $nil related to 2004). In 2006, a refund of $1.1 million was received in respect of 2005 and 2004 taxes overpaid. The tax instalment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

We have provided certain services, including claims adjusting and claims management services, in the normal course of business to companies under Fairfax's control. Revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under Fairfax's control in 2007 was $13.3 million (2006: $12.8 million). Amounts charged in the normal course of business to companies under Fairfax's control in 2007 for rent were $nil million (2006: $0.2 million).

Companies under Fairfax's control have provided us with certain services in the normal course of business. Costs incurred for information and technology services provided in the normal course of business by companies under Fairfax's control were $0.6 million in both 2007 and 2006. Costs incurred for taxation services provided in the normal course of business by companies under Fairfax's control in 2007 were $0.2 million (2006: $0.1 million). Costs incurred for file storage and destruction services provided in the normal course of business by companies under Fairfax's control were $0.1 million in both 2007 and 2006.

See also the related party transactions described under "Going-Private and Stone Point Transaction".

SHARE DATA

As at February 27, 2008, the Company had 29,564,681 common shares outstanding.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including our President and Chief Executive Officer and our Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this MD&A, our management, with the participation of our President and Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, our President and Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our annual filings, interim filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarised, and reported within the time periods specified by those laws, and that material information is accumulated and communicated to our management, including our President and Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the year ended December 31, 2007, there have been no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are disclosed in note 1 to our audited consolidated annual financial statements. The preparation of our financial statements in accordance with Canadian generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and amounts derived there from, including amounts presented in this report. These estimates and assumptions principally relate to goodwill, the valuation of future tax assets, and the valuation of claims in process. As more information becomes known, these estimates and assumptions could change and impact future results. The most significant estimates and assumptions we make in preparing our financial statements are described below.

(i) Goodwill Impairment Testing

Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. The fair value of a reporting unit is compared with the carrying value of the reporting units' net assets, including goodwill. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognised for the amount by which the reporting units' carrying amount exceeds its fair value.

Historically, we estimated the fair value of each of our operations using discounted expected future cash flows, which required us to make a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital, and the growth rate of our various operations. The expected future cash flow information was provided by each operation as part of our annual budgeting process. However, in the third quarter of 2007, we used the enterprise fair value established by the subscription agreement between Stone Point, Fairfax, and Cunningham Lindsey dated October 30, 2007 to estimate the fair value of each of our operations. Based on applicable accounting rules, we recorded an impairment loss of $111.0 million in the third quarter of 2007.

(ii) Valuation of Future Tax Assets

We recognise future income tax assets when it is more likely than not that the future income tax assets will be realised. This assumption is based on management's best estimate of future circumstances and events affecting taxable income. We had significant future income tax assets in the United States and Canada against which each operation had recorded a valuation allowance.

Based on the continued strong performance in our operations in the United States, we recorded a tax asset of $4.8 million (U.S.$4.3 million) in 2006 in our operations in the United States. Following the disposal of the United States TPA Business in the fourth quarter of 2007, our operations in the United States recorded a reduction of $1.6 million in their tax asset. The reduction resulted from our operations in the United States no longer being able to include the unutilised tax losses of the United States TPA Business in their consolidated tax filings.

(iii) Claims in Process

We record our inventory of claims in process at their estimated net realisable value at the year-end. The change in estimated net realisable value from the prior year is recorded as an increase or decrease to revenue in the current year. The majority of claims adjustment fees arising from claims in process are accounted for on an estimated percentage-of-completion basis. The estimated net realisable value of claims in process as at December 31, 2006 was primarily calculated based on the number of claims outstanding at the year-end, the average revenue per claim for each year, and an estimate of the average percentage-of-completion for the claims outstanding at the year-end. The percentage-of-completion estimates were based on previous years' experience and our understanding of estimates used within the industry. The estimated net realisable value of claims in certain operations was calculated based on unbilled hours and billing rates. The value of claims in process was particularly sensitive to the assumption of the average percentage of completion of our portfolio of claims at any time. We evaluated these percentages to ensure there had been no significant changes in our claims experience that would significantly change the underlying estimate.

CHANGE IN ACCOUNTING POLICIES

We have adopted the following Canadian Institute of Chartered Accountants guidelines effective for our financial year commencing January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealised gains or losses excluded from earnings and reported as other comprehensive income. Long-term investments are reported at cost and not adjusted to fair market value, as they are held to maturity.

(b) Section 3865 – Hedges. We do not have any hedges, and therefore there is no impact as a result of the adoption of this standard.

(c) Section 1530 – Comprehensive Income and Section 3251 – Equity. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income, such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealised gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251 replaces Section 3250 – Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

In accordance with the provisions of these new standards, we reclassified amounts previously recorded in "Currency translation adjustment" to "Accumulated other comprehensive income". The adoption of these standards had no impact on our consolidated statement of earnings.

NEW ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants has issued two new standards which may affect our financial disclosures and results of operations for interim and annual periods beginning January 1, 2008. We will adopt the requirements commencing in the interim period ended March 31, 2008 and are considering the impact this will have on our financial statements.

(a) Section 1535 – Capital Disclosures. Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard we will be required to disclose the following, based on the information provided internally to our key management personnel:

   (i) qualitative information about our objectives, policies and processes for managing capital;
   (ii) summary quantitative data about what we manage as capital;
   (iii) whether during the period we complied with any externally imposed capital requirements to which we were subject; and
   (iv) when we have not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(b) Section 3862 – Financial Instruments – Disclosures. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. We will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. Section 3862 requires specific disclosures to be made, including the criteria for:

   (i) designating financial assets and liabilities as held for trading;
   (ii) designating financial assets as available-for-sale; and
   (iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Cunningham Lindsey Group Inc. and all the information in the accompanying management's discussion and analysis of financial conditions and results of operations ("MD&A") are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects. Management has prepared the financial information presented elsewhere in the MD&A and has ensured that it is consistent with that in the consolidated financial statements.

Cunningham Lindsey Group Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, and accurate, and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board appoints the Audit Committee, all of whose members are independent directors as determined in accordance with Canadian securities law. The Audit Committee meets periodically with management, as well as with the external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues to ensure that each party is properly discharging its responsibilities. In addition, the Audit Committee reviews the consolidated financial statements, management's discussion and analysis and the external auditor's report. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

February 27, 2008

/s/ "Jan Christiansen"
Jan Christiansen
President and Chief Executive Officer

AUDITORS' REPORT

To the Shareholders of **Cunningham Lindsey Group Inc.**

We have audited the consolidated balance sheets of Cunningham Lindsey Group Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive income, deficit and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

/s/ "PricewaterhouseCoopers LLP"
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
February 27, 2008

CONSOLIDATED BALANCE SHEETS
($000s)

As at December 31	**2007**	2006
ASSETS		
Current		
Cash	-	10,496
Accounts receivable, net	-	75,939
Other receivables *(note 3)*	**142,241**	17,303
Assets held for sale (*note 4*)	-	797
Claims in process	-	68,608
Prepaid expenses	-	7,136
Income taxes recoverable	-	1,860
Total current assets	**142,241**	182,139
Property and equipment, net *(note 5)*	-	14,488
Equity investments *(note 6)*	**19,193**	1,073
Goodwill *(note 7)*	-	225,260
Future income taxes *(note 15)*	-	6,640
Other assets *(note 8)*	-	7,042
Total assets	**161,434**	436,642
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness *(note 9)*	-	6,584
Other loans *(note 10)*	-	76,555
Accounts payable and accrued liabilities	**1,143**	76,243
Income taxes payable	-	7,289
Current portion of long-term debt *(note 11)*	**125,000**	214
Deferred revenue	-	27,993
Total current liabilities	**126,143**	194,878
Future income taxes *(note 15)*	-	1,080
Long-term debt *(note 11)*	-	125,056
Employee future benefits *(note 12)*	-	1,728
Other liabilities	-	9,040
Total liabilities	**126,143**	331,782
Shareholders' equity *(note 13)*	**35,291**	104,860
	161,434	436,642

Sale of operations (note 2)

See accompanying notes

On behalf of the Board:

/s/ *"Anthony F. Griffiths"*	/s/ *"Robert S. Weiss"*
Anthony F. Griffiths	**Robert S. Weiss**
Chairman	*Director*

CONSOLIDATED STATEMENTS OF OPERATIONS

($000s)

Years ended December 31	2007	2006
Revenue	**469,037**	420,963
COST AND EXPENSES		
Cost of service	**380,546**	331,407
Selling, general and administration	**58,626**	70,070
Interest	**16,976**	16,734
	456,148	418,211
Earnings before the undernoted items	**24,331**	2,752
Gain on sale of assets held for sale *(note 4)*	**(2,352)**	-
Gain on disposal *(notes 2 and 17)*	**(9,090)**	-
Goodwill impairment *(note 7)*	**111,041**	-
(Loss) earnings before income taxes	**(86,710)**	2,752
Income tax expense *(note 15)*	**4,909**	2,709
Net (loss) earnings for the year	**(91,619)**	43

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

($000s)

Years ended December 31	2007	2006
Net (loss) earnings for the year	**(91,619)**	43
Other comprehensive income		
Currency translation adjustments *(note 13)*	**(10,008)**	27,410
Comprehensive income	**(101,627)**	27,453

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

($000s)

Years ended December 31	2007	2006
Deficit, beginning of year	**(50,338)**	(50,381)
Net (loss) earnings for the year	**(91,619)**	43
Deficit, end of year	**(141,957)**	(50,338)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
($000s)

Years ended December 31	2007	2006
OPERATING ACTIVITIES		
Net (loss) earnings for the year	**(91,619)**	43
Add (deduct) items not affecting cash		
Depreciation	**4,609**	5,253
Future income taxes	**2,634**	(4,935)
Gain on sale of assets held for sale *(note 4)*	**(2,352)**	-
Goodwill impairment *(note 7)*	**111,041**	-
Gain on disposals *(notes 2 and 17)*	**(9,090)**	-
Other	**(8,801)**	79
	6,422	440
Changes in non-cash working capital balances related to operations		
Accounts receivable	**(19,448)**	(8,530)
Claims in process	**(16,269)**	(7,077)
Prepaid expenses	**(1,092)**	(651)
Income taxes	**(4,057)**	3,781
Accounts payable, accrued liabilities and deferred revenue	**6,341**	14,432
Future employee benefits and other liabilities	**17**	(1,122)
Cash (used in) provided by operating activities	**(28,086)**	1,273
INVESTING ACTIVITIES		
Business acquisitions including payment of deferred proceeds *(note 17)*	**-**	(1,337)
Business disposals *(notes 2 and 17)*	**66,106**	-
Purchase of property and equipment *(note 14)*	**(5,008)**	(4,283)
Proceeds from assets held for sale *(note 4)*	**3,327**	-
Discontinued operations *(note 16)*	**5,292**	(3,468)
Other assets	**2,800**	(734)
Cash provided by (used in) investing activities	**72,517**	(9,822)
FINANCING ACTIVITIES		
Bank indebtedness	**(6,584)**	4,695
Other loans	**6,729**	3,992
Repayment of debt	**(72,871)**	(2,085)
Issue of shares *(note 13)*	**22,666**	-
Redemption of shares *(note 13)*	**(9,436)**	-
Other capital contributions *(note 13)*	**3,861**	-
Dividends received	**264**	-
Other	**(83)**	-
Cash (used in) provided by financing activities	**(55,454)**	6,602
Effect of exchange rate changes on cash	**527**	763
Net decrease in cash during the period	**(10,496)**	(1,184)
Cash, beginning of year	**10,496**	11,680
Cash, end of year	**-**	10,496
SUPPLEMENTAL INFORMATION		
Cash interest paid	**18,029**	17,360
Cash taxes paid	**6,412**	3,442

See accompanying notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Cunningham Lindsey Group Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies are summarised as follows:

Basis of Presentation
The consolidated financial statements include the accounts of Cunningham Lindsey Group Inc. and all of its subsidiaries and any variable interest entities that are controlled on a basis other than through ownership of a majority of voting interests (collectively the "Company"). Principal subsidiaries of Cunningham Lindsey Group Inc. through December 30, 2007, were Cunningham Lindsey Canada Limited, Cunningham Lindsey U.S. Inc., Cunningham Lindsey United Kingdom, Cunningham Lindsey Europe BV, and Cunningham Lindsey International Limited. These principal subsidiaries were sold to a newly-formed holding company on December 31, 2007, as part of the Stone Point Transaction *(note 2)*. Equity investments are entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Acquisitions of subsidiaries are accounted for using the purchase method, whereby the results of acquired companies are included only from the date of acquisition. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is capitalised as goodwill. Divestitures are included up to the date of disposal.

Equity investments are accounted for using the equity method of accounting and are initially recognised at cost. The Company's equity investments include goodwill identified on acquisition, net of any accumulated impairment loss. Under the equity method, the cost of the Company's investment is impacted by the Company's proportionate share of income (loss) and other comprehensive income reported by the affiliate, and reduced by any dividends paid or payable to the Company by the affiliate. Such investments are reviewed for impairment if conditions arise that indicates that the investment may be impaired. If there is a loss in the value of the investment that is other than a temporary decline, the investment is written down to recognise the loss.

The Company's share of the results and net assets of affiliates has been based on their latest audited financial statements, where these have been made up to December 31, and on unaudited management accounts to December 31 in other cases.

Accounts Receivable
Accounts receivable are recognised initially at fair value and subsequently measured at cost less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the accounts receivable are impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the consolidated statement of earnings. When an accounts receivable balance is not able to be collected, it is written off against the allowance account for accounts receivable. Subsequent recoveries of amounts previously written off are credited in the consolidated statement of earnings.

Claims in Process
The Company records its inventory of claims in process at their estimated net realisable value at year-end. The estimated net realisable value of claims in process is primarily calculated based on the number of claims outstanding at the year-end, the average revenue per claim for each year, and an estimate of the average percentage-of-completion for the claims outstanding at the year-end. The percentage-of-completion estimates are based on previous years' experience and the Company's understanding of estimates used within the industry. The estimated net realisable value of claims in certain operations is calculated based on unbilled hours and billing rates.

The value of claims in process is particularly sensitive to the assumption of the average percentage completed of the Company's portfolio of claims at any time. The Company evaluates these percentages to ensure there have been no significant changes in the Company's claims experience that would significantly change the underlying estimate. However, given the nature of the estimation process, actual results could materially differ from the estimated amounts.

Property and Equipment
Property and equipment are recorded at historic cost less accumulated depreciation. Cost comprises the purchase price together with all expenses directly incurred in bringing the asset to its location and condition ready for use. Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. When an item is replaced, the carrying amount of the replaced item is derecognised. All other repairs and maintenance are charged to the statement of earnings during the financial year in which they are incurred.

Depreciation is provided in order to write down the cost, less the estimated residual value, of property and equipment at rates based principally on estimated useful lives as follows:

Automobiles	25% - 33% straight-line
Buildings	5% declining balance
Computer equipment	20% - 33% straight-line
Furniture and fixtures	10% - 33% straight-line
Leasehold improvements	straight-line over the shorter of the asset's useful life and the lease term
Assets held under capital leases	straight-line over the shorter of the asset's useful life and the lease term

Freehold land is not depreciated.

The assets' estimated residual values and useful lives are reviewed, and adjusted if appropriate, at each year-end.

The Company tests property and equipment for impairment when facts and circumstances indicate that their carrying amount may not be recoverable. Assets are grouped at the lowest levels for which there are separately identifiable cash flows. The test compares the undiscounted future cash flows associated with the asset (or asset group) with its carrying amount. When the carrying amount exceeds the undiscounted future cash flows, an impairment loss is immediately realised to the extent that the carrying amount of the asset exceeds its estimated recoverable amount.

Goodwill
Goodwill represents the excess of the cost of an acquisition over the estimated fair value of the Company's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisitions of affiliates is included in "investment in affiliates" and is tested for impairment as part of the overall balance.

Goodwill is not amortised, but is assessed for impairment annually or more frequently if circumstances change. For the purposes of assessing impairment, reporting units are identified as the lowest level of reporting for which there are separately identifiable cash flows (cash-generating units). Certain reporting units are combined where they have similar economic characteristics. Goodwill is assessed for impairment based on a comparison of the fair value of a reporting unit with the carrying value of the reporting unit's net assets, including goodwill. When the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognised for the amount by which the reporting unit's carrying amount exceeds its fair value. Historically, the Company estimated the fair value of each of its operations using discounted expected future cash flows. However, in the third quarter of 2007, the Company used the enterprise fair value established by an arm's length transaction *(note 2)* to estimate the fair value of each of its operations and to record an impairment loss. The determination of fair value is subjective and requires management to exercise judgement in making assumptions about forecast future results, including cash flow projections and discount rates.

Future Income Taxes
Future income taxes are provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Future income taxes are determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related future income tax asset is realised or the future income tax liability is settled. Future income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Future income tax assets and liabilities are not discounted.

Other Loans
Other loans are recognised initially at fair value, net of transaction costs incurred. Other loans are subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated statement of earnings over the period of the loans using the effective interest method. Other loans are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Provisions
Provisions are recognised where the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are measured at the present value of management's best estimate of the expenditure expected to be required to settle the present obligation at the balance sheet date and are discounted to the present value where the effect is material.

Revenue Recognition
Revenue comprises the fair value of the consideration received or receivable for services rendered in the ordinary course of the Company's activities. Revenue is recognised as services are rendered based on the percentage-of-completion method and as direct expenses are incurred. Under the percentage-of-completion method, revenue is generally recognised on the estimate of services performed to date as a percentage of the total services to be performed. If circumstances arise that may change the original estimates of revenues, costs or extent of progress toward completion, estimates are revised. These revisions may result in increases or decreases in estimated revenues or costs and are reflected in the year in which the circumstances that gave rise to the revision become known to management. Deferred revenue represents the estimated unearned portion of fees received or receivable to the extent they are considered recoverable.

Employee Benefit Plans
Pension obligations
Subsidiaries and affiliates of the Company operate both defined benefit and defined contribution pension plans.

Certain employees of Cunningham Lindsey United Kingdom participate in a defined benefit pension plan. The liability recognised in the consolidated balance sheet in 2006 in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation, employee benefit costs, and contributions are determined by independent, qualified actuaries on the basis of triennial valuations using the attained age method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related defined benefit obligation. Contributions to the defined benefit plan are charged to the consolidated statement of earnings so as to spread the cost over the average remaining service lives of the employees. This cost reflects management's best estimate of the pension plan's expected investment yields, salary escalations, mortality of members, terminations, and the ages at which members will retire. For the purpose of calculating the expected return on plan assets, those assets are valued at fair values.

Adjustments arising from plan amendments are amortised on a straight-line basis over the estimated average remaining service lives of the employee groups. The difference between the defined benefit plan expense and the funding payments is recorded in the consolidated balance sheets under other assets or other liabilities, as applicable.

Actuarial gains and losses arise from the difference between the actual and expected long-term rate of return on plan assets for the year or from changes in actuarial assumptions used to determine the accrued benefit obligations. The excess of the net accumulated actuarial gain or loss over 10% of the greater of the benefit obligations and the fair value of plan assets is amortised over the estimated average remaining service lives of active employees. The estimated average remaining service lives of active employees covered by the pension plan is 8 years (2006: 9 years).

Cunningham Lindsey United Kingdom was sold to a newly-formed holding company on December 31, 2007, as part of the Stone Point Transaction *(note 2)*.

Employees in certain other subsidiaries and affiliates may participate in defined contribution plans. For defined contribution plans, the entity pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The entity has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Termination benefits
Termination benefits are payable when the Company terminates employment before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after the balance sheet date are discounted to their present value.

Bonus plans
The Company recognises a liability and an expense for bonuses based on formulae that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Company recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Foreign Currency Translation
Items included in the financial statements of each of the Company's subsidiaries and affiliates are measured using the currency of the primary economic environment in which the individual entity operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which are the Company's functional and presentation currency.

In the financial statements of the individual entities, foreign currency transactions are translated into the functional currency of those entities using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statements of earnings.

On consolidation, the results and financial position of all the Company's subsidiaries and affiliates that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities of the Company's self-sustaining operations for each balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet;
- Income and expenses for each consolidated statement of earnings are translated at the average monthly exchange rates in effect during the year; and
- All resulting exchange differences arising from the translation of the net investment in foreign operations are recognised as a separate component of shareholders' equity. When the net investment in such operations is reduced, an amount in proportion to the reduction of the net investment is transferred from shareholders' equity (foreign exchange gains and losses that have previously been recognised as a separate component of shareholders' equity). This amount is recognised in the consolidated statement of earnings as part of the gain or loss on sale.

For integrated foreign operations, monetary items are translated into the presentation currency at exchange rates in effect at the consolidated balance sheet date, and non-monetary items are translated at rates in effect when the assets were acquired or obligations incurred. Income and expenses for each consolidated statement of earnings are translated at the average monthly exchange rates in effect during the year. Realised gains and losses on foreign exchange transactions are recognised in the consolidated statements of earnings.

Effective April 2006, Cunningham Lindsey U.S, Inc. (previously accounted for as an integrated foreign operation) is accounted for as a self-sustaining operation. As from that date, foreign exchange gains and losses resulting from the translation of the Company's net equity investment in the United States subsidiary are recognised as a separate component of shareholders' equity.

Leases
Leases of property and equipment where substantially all the risks and rewards of ownership have been transferred to the Company are classified as capital leases. Capital leases are recorded on the inception of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in liabilities. Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is charged to the consolidated statement of earnings over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property and equipment acquired under capital leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of earnings on a straight-line basis over the period of the lease.

Estimates
Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company makes estimates and assumptions concerning the future and other key sources of estimation uncertainty. Actual results could differ materially from those estimates. The Company makes significant assumptions in its determination of a number of assets and liabilities including claims in process, goodwill, future income taxes, deferred revenue, and employee future benefits.

(in $000s except as otherwise indicated)

Employee Share Plan
The Company had an employee share plan. The value of shares granted under the plan was recognised in income over the vesting period of the shares.

Change in Accounting Policies
The Company adopted the following Canadian Institute of Chartered Accountants guidelines effective for the financial year commencing January 1, 2007:

(a) Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets (except those classified as held to maturity) and derivative financial instruments be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealised gains or losses excluded from earnings and reported as other comprehensive income. Long-term investments are reported at cost and not adjusted to fair market value, as they are held to maturity.

(b) Section 3865 – Hedges. The Company does not have any hedges, and therefore there is no impact as a result of the adoption of this standard.

(c) Section 1530 – Comprehensive Income and Section 3251 – Equity. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income, such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealised gains or losses on available for sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251 replaces Section 3250 – Surplus, and describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of this section, the consolidated financial statements now include a statement of comprehensive income.

In accordance with the provisions of these new standards, the Company reclassified amounts previously recorded in "Currency translation adjustment" to "Accumulated other comprehensive income". The adoption of these standards had no impact on the consolidated statement of earnings.

New Accounting Pronouncements
The Canadian Institute of Chartered Accountants has issued two new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is considering the impact this will have on the Company's financial statements.

(a) Section 1535 – Capital Disclosures. Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the entity's key management personnel:

   (i) qualitative information about its objectives, policies and processes for managing capital;
   (ii) summary quantitative data about what it manages as capital;
   (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and
   (iv) when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(b) Section 3862 – Financial Instruments – Disclosures. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments. Section 3862 requires specific disclosures to be made, including the criteria for:

   (i) designating financial assets and liabilities as held for trading;
   (ii) designating financial assets as available-for-sale; and
   (iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.

(in $000s except as otherwise indicated)

Comparative Consolidated Financial Statements
Certain comparative amounts for 2006 have been reclassified to conform to this year's presentation.

2. SALE OF OPERATIONS

On October 30, 2007, Cunningham Lindsey Group Inc. ("CLGI") and its majority shareholder, Fairfax Financial Holdings Limited ("Fairfax"), announced their intention to sell the operating businesses (the "CL Operations") of the Company. CLGI entered into a subscription agreement (the "Subscription Agreement") with Fairfax, Trident IV. L.P. and certain affiliated entities, which are private equity funds managed by Stone Point Capital LLC (collectively "Stone Point"). Pursuant to the agreement, CLGI agreed to sell all of its assets, liabilities, and operations to a newly-formed holding company ("Holdco"), with the exception of the $125.0 million 7% unsecured Series "B" debentures due June 16, 2008 (the "Public Bonds"), a $72.8 million unsecured term loan facility (the "Term Facility"), certain loans owing by CLGI to Fairfax, and the United States TPA Business. As a condition precedent to the sale to Stone Point (the "Stone Point Transaction"), Fairfax was required to acquire all of the shares of CLGI that it did not already own.

On December 18, 2007, Fairfax acquired all of the outstanding shares of CLGI that Fairfax or its affiliates did not already own, by way of an amalgamation of CLGI, Cunningham Lindsey Canada Limited and 6851207 Canada Limited, a newly formed, wholly-owned subsidiary of Fairfax (the "Amalgamation"). Pursuant to the terms of the Amalgamation the following occurred: (i) each subordinate voting share not owned by Fairfax or its affiliates was exchanged for one redeemable preferred share of the amalgamated company, which was immediately redeemed for cash of $3.20, (ii) each subordinate voting share and multiple voting share held by Fairfax or its affiliates was exchanged for one common share of the amalgamated company, and (iii) each common share of 6851207 Canada Limited was exchanged for one common share of the amalgamated company. As a result of the foregoing, CLGI became a wholly-owned subsidiary of Fairfax.

The Stone Point Transaction closed on December 31, 2007. As consideration for the sale, CLGI received preference shares in Holdco, the assumption of an intercompany payable of $7.5 million owed by CLGI to one of its former subsidiaries, cash of $64.8 million and two promissory notes, each payable by Holdco, in the aggregate amount of $140.7 million. The two promissory notes are included in other receivables *(note 3)* in the consolidated balance sheet. The gain on disposals, after cumulative foreign currency losses of $29.0 million and transaction costs of $4.7 million, amounted to $8.7 million.

As part of the Stone Point Transaction, Fairfax purchased the United States TPA Business for nominal consideration on December 31, 2007. The gain on disposal of $2.7 million was recorded in contributed surplus.

Subsequent to the Amalgamation and as part of the Stone Point Transaction, Fairfax subscribed for $23.1 million in additional common shares of CLGI and provided an additional $3.9 million in non-share capital contributions (*note 13*). The cash received by CLGI from the Fairfax financing and the sale of CL Operations was used to repay the Term Facility and to fund other current working capital obligations.

As a result of the Stone Point Transactions, Holdco is owned 51% by the Stone Point, 44.6% by CLGI, and 4.4% by senior management of the CL Operations.

At December 31, 2007, CLGI commenced equity accounting for its 44.6% interest in the CL Operations with an opening carrying value on that date of $19.2 million.

The shareholders of Holdco have entered into a shareholders' agreement which provides that if other financing is not available, Stone Point and Fairfax will be responsible 51% and 49% respectively, for the repayment or refinancing of the Public Bonds when they become due.

(in $000s except as otherwise indicated)

3. OTHER RECEIVABLES

Other receivables consist of the following:

	2007	2006
Notes receivable *(note 2)*	**140,735**	-
Other receivables	**1,506**	17,303
	142,241	17,303

Included in notes receivable are two promissory notes receivable from Holdco. One note is denominated in United States dollars (U.S.$15.9 million), is convertible into preference shares of Holdco at the option of the Company, bears interest at a rate of 12% per annum, and has a maturity date of July 1, 2008. The second note has a principal amount of $125.0 million and has a rate of interest and maturity date that matches the terms of the Public Bonds.

The fair value of other receivables approximates their carrying value.

4. ASSETS HELD FOR SALE

Assets held for sale consist of the following:

	2007	2006
Cost		
Buildings and leasehold improvements	-	1,410
	-	1,410
Accumulated depreciation		
Buildings and leasehold improvements	-	613
	-	613
Net book value		
Buildings and leasehold improvements	-	797
	-	797

In the fourth quarter of 2006, the Company entered into an agreement to sell its European headquarters building in Amsterdam for $3.3 million (€2.2 million). The building was sold in the first quarter of 2007 and resulted in a gain of $2.4 million (€1.6million).

(in $000s except as otherwise indicated)

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2007	2006
Cost		
Automobiles	-	2,545
Buildings and leasehold improvements	-	9,481
Computer equipment	-	42,290
Furniture and fixtures	-	33,461
	-	87,777
Accumulated depreciation		
Automobiles	-	1,572
Buildings and leasehold improvements	-	6,159
Computer equipment	-	37,180
Furniture and fixtures	-	28,378
	-	73,289
Net book value		
Automobiles	-	973
Buildings and leasehold improvements	-	3,322
Computer equipment	-	5,110
Furniture and fixtures	-	5,083
	-	14,488

The net book value of assets held under capital leases at December 31, 2007, was $nil (2006: $0.8 million).

6. EQUITY INVESTMENTS

Equity investments consist of the following:

	2007	2006
Investment in affiliates *(note 2)*	**19,193**	1,073

Income from equity investments was $0.7 million in 2007 compared to $0.5 million in 2006, and is included in selling, general and administration costs in the consolidated statement of operations.

7. GOODWILL

A reconciliation of the movement in goodwill is as follows:

	2007	2006
Opening balance	**225,260**	205,114
Additions	**647**	
Impairment	**(111,041)**	-
Currency translation adjustments	**(26,226)**	20,146
Sale of operations *(note 2)*	**(88,640)**	-
	-	225,260

During 2007, the Company used the enterprise fair value established by an arm's length transaction *(note 2)* and contained in the Subscription Agreement to estimate the fair value of each of its operations. The Company conducted a goodwill impairment test based on such value and pursuant to applicable accounting rules, recorded an impairment loss of $111.0 million in 2007.

As a result of the Stone Point Transaction, the Company had no goodwill on its consolidated balance sheet as at December 31, 2007.

(in $000s except as otherwise indicated)

8. OTHER ASSETS

Other assets consist of the following:

	2007	2006
Cash surrender value of life insurance policies *(note 12)*	-	2,364
Accrued pension benefit asset *(note 12)*	-	4,505
Other	-	173
	-	7,042

9. BANK INDEBTEDNESS

CLGI has no demand lines of credit as at December 31, 2007. As at December 31, 2006, the Company's subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€5.7 million) totalling $23.6 million, against which they had drawn $6.6 million.

The fair value of the bank indebtedness approximates its carrying value.

10. OTHER LOANS

On March 31, 2006, Cunningham Lindsey Canada Limited renewed an unsecured term loan facility for an initial term to March 31, 2007. Pursuant to the terms of the facility, Cunningham Lindsey Canada Limited extended the facility for a further one-year term to March 31, 2008. The principal amount of the renewed facility was $72.8 million and bore interest at a per annum rate equal to the Canadian prime rate in effect plus 3.5%. The 2006 renewal terms included commitment fees equal to 1% of the renewed loan balance, which were paid in 2006, and 1.5% of the balance outstanding at the time of any further extension, which were paid in 2007. As part of the sale of the CL Operations *(note 2)*, the unsecured term loan facility was repaid in full on December 31, 2007.

The Company borrowed $4.0 million from Fairfax in 2006. In 2007 the Company borrowed an additional $6.6 million (total $10.6 million) from Fairfax. Proceeds of the loans were principally used for operating purposes. The loans were repaid in full on December 31, 2007.

11. LONG-TERM DEBT

Long-term debt consists of the following:

	2007	2006
$125.0 million 7% unsecured Series "B" debentures due June 16, 2008 with interest payable semi-annually on June 16 and December 16	125,000	125,000
Other	-	562
	125,000	125,562
Less debenture issue discount and expenses	-	292
	125,000	125,270
Less current portion	125,000	214
	-	125,056

Interest on long-term debt was $8.8 million (2006: $8.8 million).

The fair value of the $125.0 million 7% unsecured Series "B" debentures at December 31, 2007 was approximately $123.1 million (2006: $108.1 million). CLGI has entered into a trust indenture in respect of the unsecured Series "B" debentures. The trust indenture contains a restriction on the creation of any liens on the assets of CLGI to secure any indebtedness of CLGI or any subsidiary unless the Series "B" debentures are secured equally and rateably with or in priority to such indebtedness. The trust indenture also contains certain other positive covenants typically included in a trust indenture of this nature.

(in $000s except as otherwise indicated)

12. EMPLOYEE FUTURE BENEFITS

CLGI has no defined benefit or defined contribution plans as at December 31, 2007.

The Company, through its former subsidiaries, had defined benefit and defined contribution plans providing pension and other retirement benefits through December 30, 2007.

The Company's expense for defined contribution pension plans was $8.5 million in 2007 compared to $6.7 million in 2006. The Company's expense for defined benefit pension plans was $3.2 million in 2007 compared to $4.6 million in 2006.

Total cash payments for employee future benefits for 2007, consisting of cash contributed by the Company to its funded pension plans, cash contributed to its defined contribution plans, and cash contributed to its funded United States retirement plan, were $11.0 million (2006: $11.8 million).

Cunningham Lindsey U.S. Inc. maintains a retirement plan for certain current and former executives providing payments for 15 years upon the employees' retirement or death. Vesting occurs on the earlier of normal retirement or death whilst the employee is employed by the company. The consolidated balance sheet liability of $2.1 million as at December 31, 2006, of which $0.4 million was current and $1.7 million was non-current, represented the rateable portion of the ultimate payments under these arrangements considered earned to date. Of this amount, approximately $1.9 million was considered vested. The death benefit is funded with life insurance policies. The face value of these policies approximated $11.5 million as at December 31, 2006. The cash surrender value of these policies was included in other assets *(note 8)* as at December 31, 2006. Cunningham Lindsey U.S. Inc. was sold to a newly-formed holding company, Cunningham Lindsey Group Limited, on December 31, 2007, as part of the Stone Point Transaction *(note 2)*.

Cunningham Lindsey United Kingdom operates a defined benefit pension plan on behalf of certain of its employees. The benefits that are payable are based on years of service and final pensionable salary. Pension benefits are expected to increase annually by inflation subject to a maximum of 5% per annum. The assets of the plan are held in a separate trustee-administered fund. This plan was closed to new members effective October 1, 2001. Cunningham Lindsey United Kingdom was sold to Cunningham Lindsey Group Limited on December 31, 2007, as part of the Stone Point Transaction *(note 2)*.

The Company measured its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plan for funding purposes was as of April 1, 2006.

Information about the defined benefit pension plan was as follows:

	2007	2006
Plan assets		
Fair value at beginning of year	**281,413**	230,977
Actual return on plan assets	**7,104**	22,332
Employer's contributions	**5,433**	5,020
Employees' contributions	**1,795**	1,404
Benefits paid	**(6,745)**	(11,837)
Exchange (loss) gain	**(39,360)**	32,913
Payments from contributions agency	**597**	604
Fair value at Dec 30, 2007 and Dec 31, 2006	**250,237**	281,413

	2007	2006
Accrued benefit obligations		
Balance at beginning of year	**292,989**	257,963
Current service cost	**5,886**	5,920
Interest cost	**14,476**	12,994
Benefits paid	**(6,745)**	(11,837)
Actuarial gain	**(26,930)**	(7,055)
Exchange (gain) loss	**(39,119)**	35,004
Balance at Dec 30, 2007 and Dec 31, 2006	**240,557**	292,989

(in $000s except as otherwise indicated)

	2007	2006
Funded status		
Accrued benefit obligations	**(240,557)**	(292,989)
Fair value plan assets	**250,237**	281,413
Plan surplus (deficit)	**9,680**	(11,576)
Unamortised net actuarial gain	**190**	19,028
Unamortised transitional asset	**(2,224)**	(2,947)
Transfer under the equity accounting method	**(7,646)**	-
Accrued benefit asset	**-**	4,505

The accrued benefit asset is included in the Company's balance sheet under other assets *(note 8)*.

Plan assets consisted of:

	2007	2006
Asset category		
Equities	**37%**	36%
Government and corporate bonds	**51%**	51%
Other	**12%**	13%
	100%	100%

The significant actuarial assumptions adopted in measuring the accrued benefit obligations were as follows (weighted average assumptions):

	2007	2006
Discount rate	**5.9%**	5.2%
Rate of compensation increase	**4.4%**	4.0%

The significant assumptions adopted in measuring the net benefit plan expense were as follows:

	2007	2006
Discount rate	**5.2%**	4.9%
Expected long-term rate of return on plan assets	**5.4%**	5.4%
Rate of compensation increase	**4.0%**	4.0%

The net benefit plan expense was as follows:

	2007	2006
Current service cost net of employees' contributions and payments from contributions agency	**3,494**	3,912
Interest cost	**14,476**	12,994
Actual return on plan assets	**(7,104)**	(22,332)
Actuarial gains on accrued benefit obligations	**(26,930)**	(7,055)
Adjustments to recognise the long-term nature of employee future benefit costs:		
Difference between expected and actual return on plan assets for year	**(9,196)**	9,517
Difference between actuarial (gain) loss recognised for year and actual actuarial gain on accrued benefit obligations for year	**26,930**	7,949
Amortisation of transitional asset	**(348)**	(339)
Net benefit plan expense	**1,323**	4,646

(in $000s except as otherwise indicated)

13. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

	2007	2006
Share capital	192,750	169,763
Contributed surplus	7,835	1,300
Employee share purchase loans	-	(2,536)
Accumulated other comprehensive income	(23,337)	(13,329)
Deficit	(141,957)	(50,338)
	35,291	104,860

The share capital of the Company consists of the following:

Issued	2007		2006	
	Number	Value	Number	Value
Multiple and Subordinate voting shares				
Opening balance	22,092,797	169,763	22,092,797	169,763
Employee Share Purchase Loans		(923)	-	-
Converted to common shares and redeemable preferred shares on amalgamation	(22,092,797)	(168,840)	-	-
Closing balance	-	-	22,092,797	169,763
Common shares				
Opening balance	-	-	-	-
Multiple and subordinate voting shares converted on amalgamation	19,144,044	159,404	-	-
Subco common shares converted on amalgamation	3,204,569	10,255	-	-
Issued to Fairfax subsequent to amalgamation	7,216,068	23,091	-	-
Closing balance	29,564,681	192,750	-	-
Redeemable preferred shares				
Opening balance	-	-	-	-
Multiple and subordinate voting shares converted on amalgamation	2,948,753	9,436	-	-
Redeemed	(2,948,753)	(9,436)	-	-
Closing balance	-	-	-	-
Total issued share capital	29,564,681	192,750	22,092,797	169,763

Prior to the Amalgamation on December 18, 2007 (*note 2*), CLGI had outstanding share capital consisting of 19,919,968 subordinate voting shares and 2,172,829 multiple voting shares. As at December 17, 2007, Fairfax and its affiliates owned 16,744,831 subordinate voting shares and all the multiple voting shares.

(in $000s except as otherwise indicated)

Prior to the Amalgamation, Fairfax incorporated 6851207 Canada Limited ("Subco") and subscribed for a total of 3,204,569 common shares of Subco for an aggregate subscription price of $10.3 million.

Immediately prior to the Amalgamation, Fairfax's ownership increased to 19,144,044 subordinate and multiple voting shares through the transfer of 75,718 subordinate voting shares in connection with the settlement of certain employee and former employee loans. The remainder of the pledged shares related to such loans was used to satisfy CLGI's obligations under its equity award plans.

On December 18, 2007, the following occurred pursuant to the Amalgamation: (i) 19,144,044 subordinate and multiple voting shares held by Fairfax and its affiliated companies were exchanged for 19,144,044 common shares of the amalgamated company, (ii) 3,204,569 common shares of Subco were exchanged for 3,204,569 common shares of the amalgamated company, and (iii) 2,948,753 subordinate voting shares not owned by Fairfax or its affiliated companies were exchanged for 2,948,753 redeemable preferred shares of the amalgamated company. The redeemable preferred shares were immediately redeemed for cash of $9.4 million ($3.20 per share). As a result of the foregoing, CLGI became a wholly-owned subsidiary of Fairfax.

Subsequent to the Amalgamation, Fairfax subscribed for an additional 7,216,068 shares of CLGI at $3.20 per share. Of this, 3,878,565 shares were issued for cash of $12.4 million and 3,337,503 shares were issued in satisfaction of amounts owing to Fairfax of $10.7 million. In addition, Fairfax made a non-share based capital contribution to CLGI amounting to $3.9 million.

On completion of the Amalgamation and share subscriptions, CLGI has 29,564,681 common shares and nil redeemable preferred shares outstanding.

A reconciliation of the movement in contributed surplus is as follows:

	2007	2006
Opening contributed surplus	**1,300**	1,300
Contribution subsequent to amalgamation	**3,861**	-
Gain on sale to related party *(note 2)*	**2,674**	-
Closing contributed surplus	**7,835**	1,300

A reconciliation of the movement in accumulated other comprehensive income is as follows:

	2007	2006
Opening accumulated other comprehensive income	**(13,329)**	(40,739)
Foreign currency (losses) gains	**(38,997)**	27,410
Sale of operations *(note 2)*	**28,989**	-
Closing accumulated other comprehensive income	**(23,337)**	(13,329)

Accumulated other comprehensive income is comprised solely of cumulative unrealised translation losses relating to the Company's net investment in its self-sustaining foreign operations. The strengthening of the Canadian dollar against the United Kingdom pound, partially offset by the change due to the Stone Point Transaction, has principally given rise to the change in 2007.

At December 31, 2006, the Company had loaned $2.5 million to employees and former employees to assist in purchasing subordinate voting shares of CLGI. The majority of these loans bore no interest. As collateral, the employees had pledged 290,101 subordinate voting shares of CLGI that had a market value at December 31, 2006 of $0.9 million. The Company intended to collect the majority of these loans from the sale of the pledged shares over certain periods of time, and therefore, the amount of the loans had been recorded as a reduction in shareholder's equity. The pledged shares were accepted by CLGI as partial repayment of the loans, and the balance of the loans (amounting to $1.6 million) was written off with a charge to earnings during 2007.

(in $000s except as otherwise indicated)

14. SEGMENTED INFORMATION

The Company operates in one dominant industry, the insurance claims services industry, through its subsidiaries and affiliates in Canada, the United States, the United Kingdom, Europe, and internationally. Cunningham Lindsey International Limited operates from London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

The operations are managed on a geographic basis. Accordingly, this is the basis used to determine the Company's operating segments. The performance of the segments is monitored based on earnings before interest, taxes, depreciation, and amortisation ("EBITDA"). EBITDA is defined as revenue from continuing operations less cost of service and selling, general, and administration expenses, excluding depreciation and amortisation expense. EBITDA does not have a standard meaning prescribed by generally accepted accounting principles and may not be comparable with similar measures used by other companies. The accounting policies of the geographic segments are the same as those described in note 1. There were no significant inter-segment revenues.

Financial information by operating segment is as follows (all in Canadian dollars):

2007	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	53,395	55,568	246,182	57,450	56,442	-	469,037
EBITDA	3,300	1,977	24,939	(1,769)	9,634	(3,607)	34,474
Interest (expense) income	197	(7)	692	(371)	87	(17,574)	(16,976)
Income tax (expense) recovery	-	-	(7,578)	(989)	(3,232)	6,890 [2]	(4,909)
Depreciation expense	(225)	(243)	(2,771)	(584)	(786)	-	(4,609)
Gain on disposal of assets held for sale	-	-	-	2,352	-	-	2,352
Gain on disposal	-	-	-	356	-	8,734 [3]	9,090
Net earnings (loss) before goodwill impairment	3,272	1,727	15,282	(1,005)	5,703	(5,557)	19,422
Goodwill impairment	-	-	-	-	-	(111,041)	(111,041)
Net earnings (loss)	3,272	1,727	15,282	(1,005)	5,703	(116,598)	(91,619)
Property and equipment additions	377	85	2,629	1,060	856	1	5,008
Disposal of assets held for sale	-	-	-	(975)	-	-	(975)
Identifiable assets	-	-	-	-	-	161,434	161,434

(in $000s except as otherwise indicated)

	2006						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue [1]	53,283	60,954	197,052	58,642	51,032	-	420,963
EBITDA	850	2,951	17,738	806	8,258	(5,864)	24,739
Interest (expense) income	56	(156)	530	(413)	124	(16,875)	(16,734)
Income tax (expense) recovery	-	4,828	(5,421)	(249)	(1,665)	(202) [2]	(2,709)
Depreciation expense	(307)	(281)	(3,045)	(829)	(791)	-	(5,253)
Net earnings (loss)	599	7,342	9,802	(685)	5,926	(22,941)	43
Property and equipment additions	250	283	4,631	457	940	4	6,565
Goodwill	7,534	13,796	174,974	22,675	6,281	-	225,260
Identifiable assets	21,388	45,108	262,005	46,864	50,651	10,626	436,642

(1) The United Kingdom operations had one customer whose revenue represented 15.9% of the Company's consolidated revenues for both the years ended December 31, 2007 and 2006.

(2) The Corporate income tax recovery (expense) is net of a valuation allowance against tax losses.

(3) The gain on disposal was not taxable.

15. INCOME TAXES

The components of income tax expense, excluding taxes relating to discontinued operations, reported in the consolidated statements of earnings (loss) are as follows:

	2007	2006
Current income taxes	**2,276**	7,644
Future income taxes	**2,633**	(4,935)
	4,909	2,709

A reconciliation of the provision for income taxes calculated at statutory rates is summarised in the following table:

	2007	2006
Income taxes at statutory tax rate	**(31,653)**	994
Permanent differences	**17,664**	198
Effect of tax losses not recorded	**14,374**	(763)
Income earned outside Canada	**5,998**	(826)
Prior year overprovision	**(787)**	-
Other	**(687)**	3,106
Provision for income taxes	**4,909**	2,709

(in $000s except as otherwise indicated)

Significant components of the Company's future tax assets and liabilities are as follows:

	2007	2006
Future income tax assets		
Property and equipment	-	1,627
Tax losses available for carry forward	32,115	48,212
Employee future benefits	-	1,891
Other liabilities	-	1,586
Deferred revenue	-	72
Other	-	2,890
	32,115	56,278
Valuation allowance	(32,115)	(49,638)
	-	6,640

Future income tax liabilities		
Employee future benefits	-	1,080
	-	1,080

The Company has net operating loss carry forwards of approximately $68,733 expiring from 2008 to 2027, and net capital losses of approximately $42,009 with no expiry date.

16. DISCONTINUED OPERATIONS

On March 15, 2004, the Company completed the sale of certain assets and liabilities comprising its United States TPA Business to Broadspire Services Inc.

The assets and liabilities related to the discontinued operations are as follows:

	2007	2006
Current assets	—	7,608
Current liabilities	—	(2,029)
Other liabilities	—	(4,068)

Included in other liabilities as at December 31, 2006, was a $2.7 million (U.S.$2.4 million) provision for expected future errors and omission costs and insurance premiums related to the discontinued United States TPA Business. In determining the provision required for future errors and omission costs related to the discontinued United States TPA Business, a review was made of actual costs compared to estimates, and current estimates of potential future liabilities. The Company had a provision of $1.3 million (U.S.$1.1 million) for excess office space lease payments. The excess space provision was calculated using a potential gross liability estimate of $4.2 million (U.S.$3.6 million), reduced for contracted sub-leases of $2.9 million (U.S.$2.5 million).

The Company had an agreement with Fairfax pursuant to which the parent company agreed to reimburse the Company for certain costs associated with the discontinued United States TPA Business *(note 18)*.

On December 31, 2007, the Company sold the United States TPA Business to Fairfax *(note 2)*.

17. ACQUISITIONS AND DISPOSALS

On January 1, 2006, Cunningham Lindsey Europe BV, a former subsidiary of the Company, acquired the remaining 55% of the outstanding shares of Courtille SCRP in France. The purchase price comprised consideration of $0.7 million (€0.5 million).

The following table summarises the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition of such shares of Courtille SCRP.

Purchase price, net of cash acquired	**673**
Assets acquired:	
Accounts receivable	560
Property and equipment	115
Claims in process	86
Investments	29
Goodwill	511
Total assets acquired	**1,301**
Liabilities assumed:	
Accounts payable and accrued liabilities	628
Total liabilities assumed	**628**
Net assets acquired	**673**

On October 11, 2006, Cunningham Lindsey Europe acquired 100% of the outstanding shares of Barlow CCS in Spain. Barlow CCS was subsequently merged with Cunningham Lindsey Iberica, and the name of the merged entity was changed to Cunningham Lindsey Barlow S.L. The purchase price comprised consideration of $0.4 million (€0.3 million).

The following table summarises the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition of such shares of Barlow CCS.

Purchase price, net of cash acquired	**272**
Assets acquired:	
Accounts receivable	87
Property and equipment	3
Claims in process	236
Goodwill	93
Total assets acquired	**419**
Liabilities assumed:	
Accounts payable and accrued liabilities	147
Total liabilities assumed	**147**
Net assets acquired	**272**

(in $000s except as otherwise indicated)

On December 5, 2007, Cunningham Lindsey Europe BV disposed of its 51% interest in Apresa BV. The disposal proceeds comprised consideration of $0.5 million (€0.3 million).

The following table summarises the assets and liabilities disposed of at the date of disposal.

Disposal proceeds, net of cash disposed of	**235**
Assets disposed of:	
Accounts receivable	148
Claims in process	19
Total assets disposed of	**167**
Liabilities disposed of:	
Accounts payable and accrued liabilities	181
Income taxes payable	7
Minority interest	99
Total liabilities disposed of	**287**
Net assets disposed of	**(120)**

18. RELATED PARTY TRANSACTIONS

In connection with the $72.8 million unsecured term loan facility renewal on March 31, 2006 *(note 10)*, the Company's parent company agreed to provide the Company with financing as necessary to allow the Company to meet its liabilities and obligations as and when they fall due under the renewed facility (including the permitted one-year extension), but only to the extent that money is not otherwise readily available to the Company to meet such liabilities and obligations. This facility was repaid in full as part of the Stone Point Transaction *(note 2)* and the financial support was terminated.

In 2006 the Company borrowed $4.0 million from Fairfax and in 2007 the Company borrowed an additional $6.6 million (total $10.6 million) from Fairfax. Proceeds of the loans were principally used for operating purposes. The loans bore interest at a rate of 7% per annum. The loans were repaid on December 31, 2007 as part of the Stone Point Transaction. Interest expensed and paid on borrowings from Fairfax during 2007 was $0.4 million (2006: $0.2 million).

The Company had a management services agreement with Fairfax pursuant to which the parent company provided the Company with specified management services in consideration for an annual management fee. During 2007, the Company paid $0.3 million (2006: $0.3 million) to Fairfax in respect of management fees under that service agreement.

The parent company had agreed to reimburse the Company for $1.7 million (2006: $4.6 million) of the costs related to the United States TPA Business *(note 16)*. On February 13, 2007, June 14, 2007, and on September 10, 2007, the parent company paid approximately $5.7 million, $1.9 million, and $0.9 million respectively, to the Company in respect of costs related to the United States TPA Business. On December 31, 2007, the Company sold the shares of the United States TPA Business to Fairfax for nominal consideration.

The Company's parent company owned more than 75% of the total number of all of the Company's outstanding shares through December 30, 2007, which allowed it to include the Company's former United Kingdom subsidiaries in its group tax return filings in the United Kingdom. In 2007, the Company made tax instalment payments totalling $5.3 million (2006: $1.9 million) to Fairfax. Of this amount, $nil related to 2007 (2006: $2.3 million related to 2006), $4.8 million related to 2006 (2006: $0.7 million related to 2005), and $0.5 million related to 2005 (2006: $nil related to 2004). In 2006, a refund of $1.1 million was received in respect of 2005 and 2004 taxes overpaid. The tax instalment payments would otherwise have been paid directly to the tax authorities in the United Kingdom.

The Company provided certain services, including claims adjusting and claims management services, in the normal course of business to companies under Fairfax's control. Revenue earned primarily from claims adjusting and claims management services rendered in the normal course of business to companies under Fairfax's control in 2007 was $13.3 million (2006: $12.8 million). Amounts charged in the normal course of business to companies under Fairfax's control in 2007 for rent were $nil (2006: $0.2 million).

(in $000s except as otherwise indicated)

Companies under Fairfax's control provided the Company with certain services in the normal course of business. Costs incurred for information and technology services provided in the normal course of business by companies under Fairfax's control were $0.6 million in both 2007 and 2006. Costs incurred for taxation services provided in the normal course of business by companies under Fairfax's control in 2007 were $0.2 million (2006: $0.1 million). Costs incurred for file storage and destruction services provided in the normal course of business by companies under Fairfax's control were $0.1 million in both 2007 and 2006.

At December 31, 2006, the Company owed Fairfax $1.3 million for participation in an insurance program arranged by Fairfax with third party carriers. The insurance program was for blended excess errors and omissions, employment practices liability, directors and officers' liability coverage, and fiduciary and fidelity coverage. The insurance was in respect of claims made in the period June 1, 2006 to May 31, 2007.

The foregoing transactions have been recorded at their value as negotiated with the related party.

END